UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 18, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                Business review; and

(c)                                 Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2016 (the ‘half-year financial report’). This report on Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2016, in particular the following sections:

•                  the information contained under “Chief Financial Officer’s review” on pages 14 and 15;

•                  the information contained under “Key performance indicators” on pages 16 to 17;

•                  the information contained under “Operating results” on pages 30 to 37;

•                  the consolidated financial statements on pages 87 to 162.

•                  the information contained under “Prior year operating results” on pages 163 to 167;

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Financial review of the half year

Group

Group revenue for the first half of the year fell 3.9% to €27.1 billion primarily due to foreign exchange movements, with Group organic service revenue growing 2.3%* to €24.8 billion (or 2.5%* excluding the impact of regulated mobile termination rate (‘MTR’) cuts. Quarterly service revenue trends continued to improve driven by an acceleration in Europe (Q1: 0.3%*, Q2: 1.0%*) and sustained growth in AMAP (Q1: 7.7%*, Q2: 7.1%*).

Group adjusted EBITDA declined 1.7% to €7.9 billion primarily due to foreign exchange rate movements, with organic adjusted EBITDA growing at 4.3%*, a faster pace than revenue. This was supported by strong cost control despite incremental drags from roaming, increased content costs and a higher operating cost base post-Project Spring. The Group adjusted EBITDA margin improved by 0.6 percentage points to 29.2%, and grew 0.7* percentage points on an organic basis. Both Europe and AMAP delivered margin improvements, supported by better top line trends and strong cost control.

Adjusted operating profit grew 0.1%, with organic adjusted operating profit increasing by 11.4%*, driven by organic adjusted EBITDA growth, lower depreciation and amortisation charges (reflecting the treatment of the Netherlands as an asset held for sale during the period), and an increased contribution from joint ventures.

We recorded a non-cash impairment of €5.0 billion, net of tax, in the period relating to our Indian business. This was driven by lower projected cash flows within our business plan as a result of increased competition in the market.

The effective tax rate for the six months ended 30 September 2016 was 7% compared to 1,673% for the same period during the last financial year, primarily due to the tax consequences of the €6.4 billion impairment charge recorded in respect of the Group’s investment in India and the recognition of associated deferred tax assets, movements in deferred tax assets in Luxembourg and the ongoing impact of the re-organisation of our Indian business which took place during the year ended 31 March 2016.

Adjusted earnings per share of 3.08 eurocents fell 12.0% year-on-year, as lower taxation was offset by higher adjusted financing costs and a higher number of shares following last year’s mandatory convertible bonds issue which is classified as equity after taking into account the cost of future coupon payments.

Breakeven free cash flow (2015: -€0.8 billion) reflected lower capital additions, seasonal working capital outflows, and a year-on-year capital creditor outflow of €0.7 billion mainly relating to the final payments for Project Spring.

Net debt as at 30 September 2016 rose to €40.7 billion compared to €36.9 billion as at 31 March 2016, primarily reflecting payment of the final dividend. Net debt includes liabilities of €5.5 billion (2015: €5.1 billion) relating to acquisitions or renewals of spectrum in India and €1.9 billion (2015: €1.8 billion) of liabilities relating to minority holdings in KDG. It does not include the €2.7 billion of Indian spectrum purchased in October 2016, which will be fully recognised in the second half of the financial year.

Net debt excludes £2.8 billion of mandatory convertible bonds issued in February 2016, which are classified as equity after taking into account the cost of future coupon payments. The Group also holds $5.0 billion of Verizon loan notes (also not included within net debt), and has the potential to utilise the proceeds from these notes to repurchase the shares issued to satisfy the mandatory convertible bonds.

The Board is recommending an interim dividend per share of 4.74 eurocents, up 1.9% year-on-year (based on the 31 March 2016 year-end £:€ conversion rate of 1.2647), consistent with the Board’s intention to grow the full year dividend per share annually.

Europe

Organic service revenue in Europe grew 0.6%* with an acceleration in quarterly performance (Q1: 0.3%*, Q2: 1.0%*). This was driven by improving trends in both Consumer and Enterprise segments, despite an incremental drag from EU roaming regulation. Excluding MTR cuts Europe grew 0.8%*.

Consumer service revenue grew 0.9%*, a 2.6 percentage point improvement year-on-year. In mobile, this was supported by stabilising ARPU with the introduction of ‘more-for-more’ mobile propositions and continued growth in our contract customer base. In fixed line, we continued to achieve strong broadband customer growth, particularly in fibre and cable services.

Enterprise service revenue growth was flat at 0.0%* in the first half of the year (returning to growth in Q2: 0.6%*), reflecting healthy mobile customer base growth and a moderating pace of ARPU decline. Fixed line service revenue continued to grow strongly led by ongoing demand for unified communications solutions, and we maintained our leading market position in the fast growing Internet of Things (‘IoT’) segment.

In total, our 4G customer base is now 39.3 million (an increase of 15.0 million year-on-year) and broadband net additions for the first half of the year were 0.5 million, taking the European base to 12.9 million (of which 7.0 million are NGN customers).

Organic adjusted EBITDA grew 3.1%* and adjusted EBITDA margins improved by 0.9 percentage points to 30.2%, reflecting revenue growth and strong cost control.

AMAP

Organic service revenue in AMAP grew 7.4%* (Q1: 7.7%*, Q2: 7.1%*), driven by growth in all of our major markets. Our Consumer and Enterprise segments grew service revenue by 7.9%* and 13.1%* respectively.

CHIEF EXECUTIVE’S STATEMENT

The region continues to see strong mobile customer growth, with 7.2 million more customers added in the first half of this financial year. An increasing number of our customers are now using data, with 6.2 million active data users added. Customer usage continues to grow throughout the region, with voice and data volumes up 6.3% and 61% respectively. Fixed line customer growth remains strong, with 150,000 broadband net additions during the first half of the year, taking the regional base to 1.2 million.

Organic adjusted EBITDA grew 9.2%*, and adjusted EBITDA margins improved 0.7 percentage points reflecting strong revenue growth and good cost discipline.

Strategic progress

Customer eXperience eXcellence (‘CXX’)

The Group’s customer experience excellence programme is our core marketing strategy for brand and service differentiation. With CXX we aim to deliver an outstanding and differentiated experience for our customers, building on the significantly improved network quality delivered by Project Spring. Given the strategic importance of the programme, CXX performance indicators (primarily Net Promoter Scores and brand consideration) represent up to 40% of the annual bonus award for employees across the Group.

The programme focuses on four key aspects of our customers’ experience with Vodafone, summarised by the acronym ‘CARE’. As the initiatives described below illustrate, we made progress in each of these areas during the first half of the financial year:

•            ‘Connectivity that is reliable and secure’: We now have ‘Network guarantee’ pledges in 17 markets, promising customers their money back if the network fails to live up to their expectations (typically, during the first 30 days for new customers). Our 4G roaming footprint now covers over 100 countries, twice as many as our best local competitor in the majority of our markets.

•            ‘Always in control’: More than half of our European mobile customers (and almost two-thirds of our contract customers) take advantage of our European ‘worry-free’ roaming offers, with roaming either included in their tariff or available at a modest daily rate. Penetration of the ‘My Vodafone’ app on smartphones reached 39% across the Group, and is as high as 65% in Italy. The app is now available across 21 markets, with customers able to monitor their usage in real time in 13 of these markets.

•            ‘Reward Loyalty’: 17 markets have now implemented tailored reward programmes for specific customer segments, aiming to delight and surprise loyal customers. This has contributed to a 1.2 percentage points year-on-year improvement in overall consumer contract churn to 17.0% by the end of the period.

•            ‘Easy Access’: We now provide convenient support to our customers through a 24/7 Live chat platform in 14 markets. The ‘first contact resolution’ rate in several of these markets is now over 80%, compared to 66% for the overall Group.

The success of the variety of CXX initiatives is apparent with 18 out of 21 operating companies achieving a market leading or co-leading position in consumer NPS and an average gap to the third placed operator of 13 points, representing a 1 point improvement year-on-year. Our NPS performance was impacted by price plan changes in several markets during the first half of the year combined with customer service challenges in the UK arising from a billing system migration. We have implemented a variety of new initiatives which are expected to drive improvement during the second half. Our Enterprise position is even stronger, reflected in an average gap to our nearest competitor of 9 points as at the end of the period.

Data

Customer demand for data continues to grow very quickly, stimulated by the increasing availability of great TV, sport and video on smartphones and tablets, the improving reliability and speed of mobile networks, the increasing size and quality of smartphone screens and the continued deflation in unitary data pricing.

Data traffic in the first half of the financial year grew strongly at 61% (Europe: +62%, AMAP: +61%). We continued to grow our 4G customer base year-on-year to 58.9 million across the 22 countries where we offer 4G, with 12 million customers added in the period. Although take-up continues to be rapid, only 32% of our European customer base is taking a 4G service, providing us with a very substantial opportunity for future growth. Customers who move to 4G typically buy bigger data packages and see their data consumption double; average usage per smartphone customer in Europe is up 48% year-on-year to 1.4GB per month, and over half of the data traffic in Europe is now on 4G. This growth in data, combined with ‘more-for-more’ propositions, has helped drive a stabilisation in mobile ARPU trends across Europe.

CHIEF EXECUTIVE’S STATEMENT

In our emerging markets, data adoption is also rapid, supported by our significant network investment and the relative scarcity of fixed line internet access. The 3G/4G mobile data customer base is 112 million, up 56% year-on-year. The potential for future data growth is also substantial with only 34% of AMAP customers on 2G/3G and 4% on 4G. In South Africa we have grown our market leading 4G network outdoor population coverage to 69% (up 22 percentage points year-on-year). In India, following the Indian spectrum auction in October in which we increased our total spectrum holding by 62%, we now have a strong position to support our future 4G needs. We plan to extend our 4G footprint from 9 to 17 circles by the end of the current financial year, covering around 91% of service revenues and 94% of our data revenues.

Unified communications

We are becoming an integrated operator for both households and businesses in our main markets. We market high speed broadband services to 82 million households across Europe, and through organic investment and acquisition, 31 million of these households are ‘on-net’ — serviced by our own fibre or cable infrastructure.

We continue to achieve strong customer growth across our footprint. We now have 14.0 million broadband customers, with 675,000 new broadband customers added in the first half. In Europe, we added 525,000 new broadband customers of which 78% were on-net. This brings the total European on-net customer base to 5.9 million, representing on-net penetration of just 19% which leaves significant opportunity for future profitable growth. In TV, we have grown our customer base by 0.2 million in the first half of the financial year to 9.8 million customers.

28% of our broadband customer base are now on converged offers. Churn rates for converged customers are typically half that of customers who purchase a single product.

Enterprise

Services to business customers comprised 28% of our Group service revenue, and 32% in Europe during the first half of this financial year. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

Overall, Enterprise maintained its strong momentum during the first half of the financial year with service revenue growth of 2.9%*, with an improved quarterly trend (Q1: 2.5%*, Q2: 3.3%*). This was driven by growth in both mobile (2.3%*) and fixed line (4.6%*). Vodafone Global Enterprise (‘VGE’), which provides services to our biggest international customers, achieved revenue growth of 4.3%*, driven by our unmatched geographical presence and the increasing trend among multinational corporations to retain a single provider of services across borders. Our total IoT connections increased by 39% year-on-year to 45.4 million, with revenue growing 17.2%*. In September 2016, we successfully completed the first ever narrowband IoT trial on a live network, paving the way for billions of devices to be connected at low cost with extremely low power requirements.

‘Fit for Growth’

In order to enhance operational leverage and drive margin expansion across the Group we launched our Fit for Growth programme in September 2014. Fit for Growth is a comprehensive cost efficiency programme, with several Group-wide initiatives and a broad list of local market initiatives. The initiatives are monitored centrally in order to share best practice between operating companies.

During the first half of this financial year we have continued to make good progress, with areas of significant cost saving including procurement, improved sales channel efficiency and standardised network design. This cost focus is reflected in our improved margin performance across both Europe and AMAP, with 19 markets out of 26 growing adjusted EBITDA faster than revenue, driving a 0.7* percentage point improvement in organic Group adjusted EBITDA margin.

The Group recently conducted an external benchmarking analysis of its cost structure. This validated the progress that has been made, while still indicating continued scope for future savings. The Fit for Growth programme has subsequently been refreshed and new internal three-year margin targets have been set across the Group.

Outlook and guidance1

The overall performance of the Group in the first half of the current financial year has been modestly ahead of our expectations. Europe is performing ahead of plan, however competitive intensity in India has increased.

We now expect organic adjusted EBITDA growth of 3-6%, equivalent to €15.7 - €16.1 billion of adjusted EBITDA at guidance foreign exchange rates, slightly narrower than the €15.7 - €16.2 billion range originally envisaged. We continue to expect free cash flow at guidance foreign exchange rates of at least €4.0 billion, after all capex, before M&A, spectrum payments and restructuring costs.

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

1. See “Guidance” on page 7.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September
				Restated		Growth
		2016		2015		Reported		Organic*
	Page	€m		€m		%		%

Group revenue	28	27,054		28,151		(3.9)

Operating (loss)/profit[1]	28	(4,702)		1,115		n/a

(Loss)/profit before taxation[1]	28	(5,387)		149		n/a

Loss for the financial period[1]	28	(5,003)		(2,344)		n/a

Basic loss per share[1]	28	(18.38	)c	(9.43	)c	n/a

Net cash flow from operating activities	31, 37	5,820		5,735		1.5

Net debt	19, 20	(40,668)		(39,143)		3.9

Non-GAAP financial information[2]

Group service revenue	8	24,805		25,601		(3.1)		2.3

Adjusted EBITDA	8	7,906		8,039		(1.7)		4.3

Adjusted EBITDA margin	8	29.2%		28.6%		0.6	pp	0.7	pp

Adjusted operating profit	8	2,283		2,281		0.1		11.4

Adjusted profit attributable to owners of the parent	10, 51	859		928		(7.4)

Adjusted earnings per share	10, 51	3.08	c	3.50	c	(12.0)

Capital additions[3]	19	3,973		5,149		(22.8)

Free cash flow	19	15		(756)		n/a

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

1. Six months ended 30 September 2016 includes a gross impairment charge of €6,375 million (2015: €nil) recorded in respect of the Group’s investment in India which, together with the recognition of an associated €1,375 million deferred tax asset, led to an overall €5.0 billion reduction in the carrying value of Vodafone India. See Note 3 “Impairment review” for further details.

2. Non-GAAP financial information comprises non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 43 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 54 for further details.

3. Capital additions includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the period.

GUIDANCE

Please see page 43 for “Use of non-GAAP financial information”, page 54 for “Definition of terms” and page 56 for “Forward-looking statements”.

2017 financial year guidance

	Adjusted EBITDA[1] €bn	Free cash flow[1] €bn

Original guidance	‘Organic growth of 3-6%’, (implying €15.7 – €16.2 billion)	‘At least €4.0 billion’

Updated guidance	‘Organic growth of 3-6%’, (implying €15.7 – €16.1 billion)	‘At least €4.0 billion’

We now expect adjusted EBITDA to grow organically by 3-6%; this implies a range of €15.7 billion to €16.1 billion at guidance exchange rates. We continue to expect free cash flow of at least €4.0 billion, before the impact of M&A, spectrum payments and restructuring costs.

Assumptions

We have based guidance for the financial year ending 31 March 2017 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:INR 76.4, €1:ZAR 16.5, €1:£0.79, €1:TRY 3.2 and €1:EGP 9.8. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs, and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group, and has not been adjusted for the potential de-consolidation of Vodafone Netherlands following the announced intention to create a 50:50 Joint Venture with Ziggo.

We have also excluded from guidance an expected one-off impact on adjusted EBITDA arising from foreign exchange losses on foreign currency denominated liabilities of Vodafone Egypt following the devaluation of the Egyptian pound; given ongoing exchange rate volatility, it is not yet possible to quantify this impact, which has no impact on Group free cash flow.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the rupee to euro exchange rate would impact adjusted EBITDA by approximately €20 million and would have a c.€5 million impact on free cash flow. A 1% change in the South African rand to euro exchange rate would impact adjusted EBITDA by approximately €15 million and free cash flow by c.€5 million. A 1% change in the pounds sterling to euro exchange rate would impact adjusted EBITDA by approximately €20 million and free cash flow by €10 million. A 1% change in either the Turkish lira to euro or the Egyptian pound to euro exchange rates would impact adjusted EBITDA by approximately €5 million and free cash flow by €2 million.

Note:

1. Non-GAAP financial information comprises non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The adjusted EBITDA and free cash flow measures included above are forward-looking non-GAAP measures which at this time cannot be quantitatively reconciled to comparative GAAP financial information. See “Use of non-GAAP financial information” on page 43 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 54 for further details.

FINANCIAL RESULTS

Group1, 2

					Six months ended 30 September
						Restated	Growth
	Europe	AMAP	Other[3]	Eliminations	2016	2015	Reported	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Mobile in-bundle revenue	8,112	2,871	—	(4)	10,979	10,771
Mobile out-of-bundle revenue	2,352	3,484	8	—	5,844	6,724
Mobile incoming revenue	816	751	—	(2)	1,565	1,654
Fixed line revenue	4,267	602	325	(37)	5,157	5,290
Other service revenue	772	283	216	(11)	1,260	1,162
Service revenue	16,319	7,991	549	(54)	24,805	25,601	(3.1)	2.3
Other revenue	1,224	905	120	—	2,249	2,550
Revenue	17,543	8,896	669	(54)	27,054	28,151	(3.9)	1.8
Direct costs	(3,898)	(2,236)	(535)	50	(6,619)	(6,996)
Customer costs	(3,803)	(1,334)	9	—	(5,128)	(5,481)
Operating expenses	(4,544)	(2,542)	(319)	4	(7,401)	(7,635)
Adjusted EBITDA	5,298	2,784	(176)	—	7,906	8,039	(1.7)	4.3
Depreciation and amortisation:
Acquired intangibles					(160)	(234)
Purchased licences					(984)	(948)
Other					(4,552)	(4,571)
Share of result in associates and joint ventures					73	(5)
Adjusted operating profit					2,283	2,281	0.1	11.4
Impairment loss					(6,375)	—
Restructuring costs					(37)	(156)
Amortisation of acquired customer base and brand intangible assets					(515)	(724)
Other income and expense					(58)	(286)
Operating (loss)/profit					(4,702)	1,115
Non-operating income and expense					—	(2)
Net financing costs					(685)	(964)
Income tax[4]					384	(2,493)
Loss for the financial period					(5,003)	(2,344)

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.   Current period reflects average foreign exchange rates of €1:£0.82, €1:INR 75.1, €1:ZAR 16.3, €1:TKL 3.29 and €1: EGP 9.97.

2.   Non-GAAP financial information comprises non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 43 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 54 for further details.

3.   The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

4.   Refer to page 9 for further details.

FINANCIAL RESULTS

Revenue

Group revenue decreased 3.9% to €27.1 billion and service revenue decreased by 3.1 % to €24.8 billion.

In Europe, organic service revenue increased 0.6%*, reflecting the benefit of stabilising ARPU following ‘more-for more’ mobile propositions along with strong fixed line customer growth, with improving trends throughout the period. In AMAP, organic service revenue increased by 7.4%* continuing its sustained track record of strong organic growth.

Adjusted EBITDA and operating (loss)/profit

Group adjusted EBITDA declined 1.7% to €7.9 billion, with organic growth in Europe and AMAP more than offset by foreign exchange movements. The Group’s adjusted EBITDA margin improved by 0.6 percentage points to 29.2%. On an organic basis, adjusted EBITDA rose 4.3%* and the Group’s adjusted EBITDA margin increased by 0.7* percentage points driven by organic margin improvements in both Europe and AMAP.

The Group’s operating loss was €4.7 billion, compared to an operating profit of €1.1 billion in the prior period, due to the €6.4 billion gross impairment charge recorded in respect of the Group’s investment in India and lower adjusted EBITDA, partly offset by lower depreciation and amortisation charges, reflecting the treatment of our Netherlands operation as an asset held for sale during the period, lower restructuring costs and the improved financial performance of our Australian joint venture.

Net financing costs

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m
Investment income	480	182
Financing costs	(1,165)	(1,146)
Net financing costs	(685)	(964)

Analysed as:
Net financing costs before interest on settlement of tax issues	(898)	(625)
Interest expense arising on settlement of outstanding tax issues	(31)	(21)
	(929)	(646)
Mark to market gains/(losses)	5	(118)
Foreign exchange[1]	239	(200)
	(685)	(964)

Note:

1.        Primarily comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs decreased by 29%, primarily driven by the reduction in mark to market losses and foreign exchange rate differences on certain intercompany balances during the six months ended 30 September 2016. Net financing costs before interest on settlement of tax issues increased as the Group’s average gross debt and investments/cash balances were higher during the first half of 2016, which resulted in higher financing costs broadly offset by an increase in investment income, lower capitalised interest on spectrum as certain licences were brought into use in the first half of the current year (2016: €1 million, 2015: €142 million) and higher foreign exchange losses in relation to intra group funding arrangements included in net financing costs before interest on settlement of tax issues.

Taxation

The effective tax rate for the six months ended 30 September 2016 was 7% compared to 1,673% for the same period during the last financial year, primarily due to the tax consequences of the €6.4 billion impairment charge recorded in respect of the Group’s investment in India and the recognition of associated deferred tax assets, movements in deferred tax assets in Luxembourg detailed below and the ongoing impact of the re-organisation of our Indian business which took place during the year ended 31 March 2016.

The Group’s effective tax rate for both periods includes deferred tax on the use of Luxembourg losses of €230 million (2015: €359 million) and a decrease in the deferred tax asset of €588 million (2015: €2,015 million) arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns, offset by a reduction in the deferred tax asset as a result of lower interest rates. These items change the total losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share was 3.08 eurocents, a decrease of 12.0% year-on-year, as lower taxation was offset by higher adjusted financing costs and a higher number of shares following the mandatory convertible bonds issue in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

Basic loss per share was 18.38 eurocents (2015: loss per share of 9.43 eurocents) due to impairment charges of €5.0 billion, net of tax, recognised during the period and the changes in deferred tax on losses, as described above, which has been excluded from adjusted earnings per share.

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m

Loss attributable to owners of the parent	(5,129)	(2,503)

Adjustments:
Impairment loss	6,375	—
Amortisation of acquired customer base and brand intangible assets	515	724
Restructuring costs	37	156
Other income and expense	58	286
Non-operating income and expense	—	2
Investment income and financing costs	(328)	200
	6,657	1,368

Taxation[1]	(661)	2,076
Non-controlling interests	(8)	(13)
Adjusted profit attributable to owners of the parent	859	928

	Million	Million
Weighted average number of shares outstanding — basic[2]	27,912	26,529

Earnings per share

	Eurocents		Eurocents
Basic loss per share	(18.38	)c	(9.43	)c
Adjusted earnings per share	3.08	c	3.50	c

Notes:

1.        Six months ended 30 September 2016 includes a decrease in the deferred tax asset of €588 million (2015: €2,015 million) arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns, offset by a reduction in the deferred tax asset as a result of lower interest rates. It also includes an increase in the deferred tax asset of €1,375 million (2015: nil) following the impairment charge in respect of the Group’s investment in India.

2.        Weighted average number of shares outstanding includes a dilution of 1,325 million shares (2015: nil) following the issue of £2.9 billion of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

FINANCIAL RESULTS

Europe

					Other			Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
	€m	€m	€m	€m	€m	€m	€m	%	%
30 September 2016
Mobile in-bundle revenue	2,200	1,435	1,696	1,129	1,652	—	8,112
Mobile out-of-bundle revenue	452	434	603	231	632	—	2,352
Mobile incoming revenue	143	181	174	80	252	(14)	816
Fixed line revenue	1,954	428	767	719	404	(5)	4,267
Other service revenue	260	141	161	114	177	(81)	772
Service revenue	5,009	2,619	3,401	2,273	3,117	(100)	16,319	(2.9)	0.6
Other revenue	256	387	174	223	187	(3)	1,224
Revenue	5,265	3,006	3,575	2,496	3,304	(103)	17,543	(3.8)	(0.5)
Direct costs	(1,050)	(627)	(888)	(636)	(799)	102	(3,898)
Customer costs	(1,132)	(598)	(912)	(563)	(599)	1	(3,803)
Operating expenses	(1,295)	(677)	(1,101)	(605)	(866)	—	(4,544)
Adjusted EBITDA	1,788	1,104	674	692	1,040	—	5,298	(0.9)	3.1

Adjusted EBITDA margin	34.0%	36.7%	18.9%	27.7%	31.5%		30.2%

30 September 2015 restated
Mobile in-bundle revenue	2,132	1,303	1,873	1,093	1,610	—	8,011
Mobile out-of-bundle revenue	531	543	777	284	724	—	2,859
Mobile incoming revenue	149	181	223	73	254	(10)	870
Fixed line revenue	1,855	417	1,010	711	348	(10)	4,331
Other service revenue	228	131	203	97	144	(61)	742
Service revenue	4,895	2,575	4,086	2,258	3,080	(81)	16,813
Other revenue	413	359	201	231	226	(3)	1,427
Revenue	5,308	2,934	4,287	2,489	3,306	(84)	18,240
Direct costs	(1,285)	(624)	(985)	(549)	(761)	82	(4,122)
Customer costs	(1,042)	(621)	(1,073)	(634)	(652)	2	(4,020)
Operating expenses	(1,245)	(688)	(1,299)	(647)	(874)	—	(4,753)
Adjusted EBITDA	1,736	1,001	930	659	1,019	—	5,345

Adjusted EBITDA margin	32.7%	34.1%	21.7%	26.5%	30.8%		29.3%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	3.2	10.2	2.8	3.3	2.7
Mobile out-of-bundle revenue	(15.0)	(20.0)	(11.9)	(18.6)	(12.7)
Mobile incoming revenue	(4.5)	—	(11.5)	10.0	(0.7)
Fixed line revenue	5.4	2.6	(13.4)	1.2	15.7
Other service revenue	14.8	6.8	(9.4)	16.7	22.2
Service revenue	2.3	1.7	(5.4)	0.7	1.2
Other revenue	(38.0)	8.0	(1.4)	(3.5)	(17.8)
Revenue	(0.8)	2.5	(5.2)	0.3	(0.1)
Direct costs	18.2	(0.4)	(2.3)	(16.0)	(5.0)
Customer costs	(8.7)	3.7	3.6	11.2	8.2
Operating expenses	(3.9)	1.5	3.8	6.5	0.9
Adjusted EBITDA	3.0	10.3	(17.0)	4.9	2.0

Adjusted EBITDA margin movement (pps)	1.3	2.6	(2.7)	1.2	0.6

FINANCIAL RESULTS

Revenue decreased by 3.8%. Foreign exchange movements contributed a 2.8 percentage point negative impact and M&A and other activity contributed a 0.5 percentage point negative impact. On an organic basis, service revenue increased by 0.6%*, reflecting ARPU stabilization in a number of markets together with ongoing fixed-line customer growth.

Adjusted EBITDA decreased 0.9%, including a 1.8 percentage point negative impact from M&A and other activity and a 2.2 percentage point negative impact from foreign exchange movements. On an organic basis adjusted EBITDA increased 3.1%* driven by good cost control in a number of our markets.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

Europe revenue	(3.8)	0.5	2.8	(0.5)

Service revenue
Germany	2.3	—	—	2.3
Italy	1.7	—	—	1.7
UK	(16.8)	2.7	11.4	(2.7)
Spain	0.7	—	—	0.7
Other Europe	1.2	—	—	1.2
Europe service revenue	(2.9)	0.6	2.9	0.6

Adjusted EBITDA
Germany	3.0	—	—	3.0
Italy	10.3	—	—	10.3
UK	(27.5)	10.5	10.5	(6.5)
Spain	5.0	—	(0.1)	4.9
Other Europe	2.1	—	(0.1)	2.0
Europe adjusted EBITDA	(0.9)	1.8	2.2	3.1

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

Germany

Service revenue grew 2.3%* (Q1: 1.6%*, Q2: 3.1%*) driven by a broad-based improvement in performance, with all customer segments improving. The acceleration in quarterly trends was supported by ARPU stabilisation in mobile and customer base growth in fixed line.

Mobile service revenue returned to growth of 0.5%* (Q1: -0.3%*, Q2: 1.3%), despite lower roaming revenues than in the prior financial year. Trends in consumer contract continued to improve with stabilising ARPU and a higher customer base. This was further aided by effective ARPU management and the introduction of new ‘more-for-more’ propositions. Consumer prepaid also returned to growth in Q2, with a growing ARPU and 146,000 customer net additions during the first half of this financial year. Pricing pressure in Enterprise remains challenging with ARPU still in decline year-on-year, although the pace of decline began to moderate in Q2. Mobile contract net additions remained modest at 28,000 for the half, as competition in indirect channels remained intense.

We further expanded and densified our market leading voice and data network, with 4G population coverage at 89%, and 375Mbps download speeds now available in 27 cities. Our 4G customer base was 9.0 million by the period end (an increase of 2.5 million compared to H1 last financial year).

Fixed service revenue increased 5.4%* (Q1: 4.7%*, Q2: 6.1%*), driven by a return to growth in our DSL business and continued momentum in cable. During the first half we added 200,000 broadband subscribers (H1 last year: 136,000), of which 163,000 were on cable and the remainder on DSL. We have 7.8 million TV customers. In August, we launched a new convergence offer, GigaKombi, providing customers with the fastest converged bundle in the market. Initial customer take-up has been encouraging.

Adjusted EBITDA grew by 3.0%, and the margin improved by 1.3 percentage points to 34.0%. This margin expansion was driven by revenue growth and enhanced cost control, which more than offset an increase in commercial spend. During the period we reached 100% of the targeted cost and capex synergy run rate at Kabel Deutschland.

FINANCIAL RESULTS

Italy

Service revenue grew by 1.7%* supported by an acceleration in quarterly trends (Q1: 1.2%*, Q2: 2.2*). This was driven by ARPU improvement in both mobile and fixed line.

Mobile service revenue grew 1.5%* (Q1: 1.4%*, Q2: 1.6%*) due to ARPU growth in prepaid following changes to our tariff plans and improved data monetisation through targeted ‘more-for-more’ offers. Despite continued intense competition, particularly during the summer promotional period, we kept our active prepaid customer base stable in Q2. Our performance was further aided by strong visitor revenue, which was up 45% year-on-year in Q2. In total we have 7.3 million 4G customers, up 3.3 million from the last financial year, and data usage continued to grow strongly at 54%. This was supported by our market-leading 4G network with a population coverage of 96%.

Fixed service revenue was up 2.6%* (Q1: 0.1%*, Q2: 5.2*) driven by strong customer growth and stable ARPUs, despite increased pricing pressure during the summer promotional period. We added 79,000 broadband customers during the first half of the financial year, and in total we have 2.0 million broadband customers of which 0.4 million are on fibre. Our own fibre network now covers 4.1 million households and Enel has begun its network rollout of Fibre-To-The-Home (FTTH) services in 5 major cities, as part of its long-term plan to reach 9.5 million households covering 250 cities.

Adjusted EBITDA grew significantly faster than revenues at 10.3%*, with a 2.6 percentage point improvement in adjusted EBITDA margin to 36.7%. This was driven by a strong revenue performance, lower commercial costs, and further tight cost control.

UK

UK service revenue declined 2.7%* (Q1: -3.2%*, Q2: -2.1%*), reflecting the impact of operational challenges following a billing system migration, lower out-of-bundle and roaming revenues, and a slowdown in Enterprise fixed line. Q2 saw a gradual improvement in both consumer and enterprise trends. We remain focused on improving customer service levels.

Mobile service revenue declined 2.8%* (Q1: -3.6%*, Q2: -1.9%*), due to a decline in consumer out-of-bundle revenue and the impact of expanding roaming propositions in enterprise mobile. The improvement in Q2 reflects the lapping of 08XX regulation in the prior financial year. We saw improved commercial momentum throughout the period, with Q2 contract customer additions of 92,000 (Q1: 26,000) as customer service levels began to improve. We had 8.5m 4G customers at the period end, with 4G coverage at 96% as defined by Ofcom, as we continued to accelerate our coverage expansion. In the latest P3 network test results, Vodafone was ranked co-best in the UK and the best overall in London.

Fixed service revenue, which is predominately Enterprise related, declined 2.3%* (Q1: -1.8%*, Q2: -2.9%*), reflecting a strong prior year comparator following a large Enterprise contract win, customer losses in the period, and a continued drag from carrier revenues. We continued to gain good momentum in consumer broadband, following a successful marketing campaign in August in which we became the first operator in the UK to remove line rental charges. Following the launch of these tariffs our new customer intake more than doubled; we had 167,000 broadband customers by the period end, of which 97,000 are consumer customers (an increase of 31,000 in Q2). Field trials continue for Vodafone TV.

Adjusted EBITDA declined 6.5%*, with a 2.7 percentage point decline in margin at constant exchange rates to 18.9%. This decline was driven by competitive pressure in Enterprise fixed line, higher customer care costs following the billing system migration and a lower roaming contribution. This was despite a 4%* lower operating cost base year-on-year.

Spain

Service revenue grew 0.7%* (Q1: 1.3%*, Q2: flat*), returning to growth for the first time since 2008. Excluding the impact of handset financing, service revenue grew by 4.1%* (Q1: 4.9%*, Q2: 3.5%*).

This performance improvement was driven by several factors, particularly our ‘more-for-more’ propositions for both new and existing customers and a higher customer base in both mobile and fixed line. The reported slowdown in Q2 service revenue reflects the lapping of a strong prior year comparator relating to an out-of-bundle data proposition in Q2 last year which was subsequently capped to reduce bill shock and improve customer experience. Excluding this impact our performance remained stable quarter-on-quarter.

Vodafone One, our fully integrated cable, mobile and TV service, reached 2.0 million customers at the period end, up from 0.8 million a year ago. Following a tariff change in April, we experienced higher levels of customer churn, however we successfully recovered commercial momentum in the second quarter, with mobile contract additions in line with the prior financial year and broadband additions ahead. Our TV customer base continued to grow strongly, supported by the launch of our new DSL TV proposition in March 2016, and in total we now have 1.2 million TV customers. Our market leading 4G population coverage reached 92% by the end of the period and we have 6.4 million 4G customers. Our next generation fixed line footprint now covers 14.7 million households, of which 9.5 million are on our own network.

Adjusted EBITDA grew by 4.9%*, and adjusted EBITDA margin grew by 1.2 percentage points to 27.7%. The margin improvement was driven by service revenue growth, lower mobile handset subsidies, a lower operating cost base and the realised synergy benefits from the integration of Ono. These offset higher content costs and the drag from lower service revenues resulting from handset financing.

FINANCIAL RESULTS

Other Europe

Service revenue grew by 1.2%* (Q1: 1.2%*, Q2: 1.2%*), with all markets except the Netherlands and Malta growing during the period.

In the Netherlands, service revenue declined 2.7%* (Q1: -2.2%*, Q2: -3.3%*), as growth in consumer fixed line was more than offset by competitive pressure in mobile. Weaker growth in Q2 largely reflected lower roaming revenues.

In August 2016, the European Commission gave conditional clearance for the proposed merger of Vodafone International Holdings B.V. and Liberty Global Europe Holding B.V. to form a 50:50 Dutch joint venture, subject to a commitment to divest Vodafone Netherlands’ consumer fixed business (Vodafone Thuis). In November 2016, we announced an agreement to sell Vodafone Thuis for an undisclosed fee. The transaction is conditional on approval from the Dutch competition authority, the European Commission approving T-Mobile Netherlands Holding B.V. as a suitable purchaser of Vodafone Thuis and consultations with Works Councils. Both this sales process and the merger are expected to close around the end of 2016.

In Portugal, service revenue grew 1.2%* (Q1: 0.2%*, Q2 2.2%*) supported by more-for-more propositions and healthy fixed customer growth. In Ireland, service revenues grew aided by solid customer growth in fixed, while Greece returned to growth in Q2 despite challenging macroeconomic conditions.

Adjusted EBITDA grew 2.0%* demonstrating healthy operating leverage, with growth in all markets except for the Netherlands (lower revenues only partially compensated by cost savings), Portugal (rising content costs), and Albania.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

						Growth
	India	Vodacom	Other AMAP	Eliminations	AMAP	Reported	Organic*
	€m	€m	€m	€m	€m	%	%
30 September 2016
Mobile in-bundle revenue	795	728	1,348	—	2,871
Mobile out-of-bundle revenue	1,638	1,077	769	—	3,484
Incoming revenue	328	100	323	—	751
Fixed line revenue	139	80	388	(5)	602
Other service revenue	105	99	79	—	283
Service revenue	3,005	2,084	2,907	(5)	7,991	(2.3)	7.4
Other revenue	10	380	515	—	905
Revenue	3,015	2,464	3,422	(5)	8,896	(3.1)	7.9
Direct costs	(836)	(321)	(1,084)	5	(2,236)
Customer costs	(148)	(600)	(586)	—	(1,334)
Operating expenses	(1,139)	(591)	(812)	—	(2,542)
Adjusted EBITDA	892	952	940	—	2,784	(1.1)	9.2

Adjusted EBITDA margin	29.6%	38.6%	27.5%		31.3%

30 September 2015 restated
Mobile in-bundle revenue	707	781	1,170	—	2,658
Mobile out-of-bundle revenue	1,787	1,213	860	—	3,860
Incoming revenue	330	121	333	—	784
Fixed line revenue	135	93	348	(9)	567
Other service revenue	115	112	86	(1)	312
Service revenue	3,074	2,320	2,797	(10)	8,181
Other revenue	12	557	434	—	1,003
Revenue	3,086	2,877	3,231	(10)	9,184
Direct costs	(919)	(389)	(1,043)	10	(2,341)
Customer costs	(139)	(806)	(541)	—	(1,486)
Operating expenses	(1,111)	(614)	(818)	—	(2,543)
Adjusted EBITDA	917	1,068	829	—	2,814

Adjusted EBITDA margin	29.7%	37.1%	25.7%		30.6%

Change at constant exchange rates
Mobile in-bundle revenue	18.7	11.2	22.5
Mobile out-of-bundle revenue	(3.2)	1.8	(1.6)
Incoming revenue	5.0	(5.9)	6.2
Fixed line revenue	8.0	—	12.7
Other service revenue	(4.6)	5.3	(1.5)
Service revenue	3.2	4.2	11.3
Other revenue	(9.6)	(20.0)	26.6
Revenue	3.1	(0.4)	13.4
Direct costs	4.0	5.7	(10.9)
Customer costs	(12.8)	12.3	(15.2)
Operating expenses	(8.3)	(10.5)	(5.8)
Adjusted EBITDA	2.6	4.0	23.0

Adjusted EBITDA margin movement (pps)	(0.1)	1.6	2.2

FINANCIAL RESULTS

Revenue decreased 3.1%, with strong organic growth offset by a 8.9 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Indian rupee, Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.4%* driven by growth in the customer base, increased voice and data usage, and continued good commercial execution.

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. Organic service revenue growth rates for the quarter ended 30 June 2016 and quarter and half year to 30 September 2016 of Vodafone India and the Group have been amended to exclude the impact of this change, which had no effect on earnings or cash flows.

Adjusted EBITDA decreased 1.1%, including a 10.3 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 9.2%*, driven by growth in all major markets. The Group recorded a non-cash impairment of €5.0 billion, net of tax, in the period relating to our Indian business. Please see note 3 for further details.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

AMAP revenue	(3.1)	2.1	8.9	7.9

Service revenue
India	(2.2)	2.7	5.4	5.9
Vodacom	(10.2)	—	14.4	4.2
Other AMAP	3.9	—	7.4	11.3
AMAP service revenue	(2.3)	1.1	8.6	7.4

Adjusted EBITDA
India	(2.7)	—	5.3	2.6
Vodacom	(10.9)	—	14.9	4.0
Other AMAP	13.4	—	9.6	23.0
AMAP adjusted EBITDA	(1.1)	—	10.3	9.2

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

India

Service revenue grew by 5.9%* (Q1: 6.4%*, Q2: 5.4%*). Excluding regulatory drags including MTR cuts, roaming price caps and an increase in service tax, the quarterly rate of growth slowed from 7.7%* in Q1 to 6.3%* in Q2. This underlying slowdown was mainly driven by lower data revenue growth resulting from increased competitive pressure.

Data revenue growth slowed from 22%* in Q1 to 16%* in Q2. This was driven by a flattening of unique data user growth quarter-on-quarter, reflecting the impact of ‘free’ promotional offers from a new entrant. Our active data customer base at the period end was 69.6 million (Q1: 69.7 million). Overall data pricing declined 14% year-on-year, while data usage per customer continued to grow strongly to 504MB (+28%). Our 3G / 4G customer base continued to grow to 36 million, up 51%, and smartphone penetration is now 35%.

Voice revenue growth increased to 2.7%* in Q2 (Q1: 2.2%*) supported by a growing customer base. This was despite seasonally lower average minutes of use per customer. Total mobile customers increased 2.8 million over the period, giving a closing customer base of over 200 million for the first time (Q2: 201 million).

During the period we added 4,100 new 3G sites, taking the total to 63,000. We also have 13,000 4G sites. In the Indian spectrum auction during October we increased our total spectrum holding by 62%. Overall we paid INR 203 billion (€2.7 billion), of which 92% was on spectrum for the 12 circles in which we are a market leader. We now have a strong position for our future 4G needs and plan to extend our 4G footprint from 9 to 17 circles by the end of the current financial year. These circles cover around 91% of our service revenues and 94% of our data revenues.

Adjusted EBITDA grew by 2.6%*, with the adjusted EBITDA margin declining by 0.1 percentage points to 29.6% due to higher network and customer acquisition costs, which were largely offset by significant operating cost savings.

The Group intends to proceed with an IPO of Vodafone India as soon as market conditions allow. We do not expect this to take place during the current financial year.

FINANCIAL RESULTS

Vodacom

Service revenue grew 4.2%* (Q1: 4.4%*, Q2: 4.1%*), with continued strong customer and data growth in South Africa offset by a slowdown in International customer growth which was impacted by a change in customer registration processes.

South Africa service revenue grew 5.6%* (Q1: 5.7%*, Q2: 5.6%*), supported by strong customer net additions in all segments. Total customer net additions over the period were 1.9 million and consumer churn reached a historic low (Q1: 5.3%, Q2: 4.8%). Data revenue growth remained strong at 19.5%*, supported by active data customer growth, increased data bundle sales, and higher usage. Overall, data now contributes 38.8% of South Africa’s service revenues. The success of our ‘Just 4 You’ targeted individual pricing strategy continues to support voice revenues, with 8.1 million customers now using this proposition. We continued to maintain and expand our market leading network position with 4G population coverage at 69%, and now have 4.2 million 4G customers. In July, we launched South Africa’s best network campaign offering customers free minutes in the event they experienced a dropped call on our network.

Vodacom’s International operations outside South Africa, which now represent 23.7% of Vodacom Group service revenue, saw a slowdown in growth to 3.5%* (Q1: 4.4%*, Q2: 2.6%*). Customer growth was impacted by changes in customer registration requirements in Tanzania, the DRC and Mozambique, while competitive intensity increased in Tanzania. Customer additions began to improve later in the period as registration procedures became more efficient across all channels. M-Pesa continues to perform well, with over 8.5 million customers (up from 6.8 million a year ago).

Vodacom Group adjusted EBITDA grew 4.0%*, with a 1.5 percentage point adjusted EBITDA margin improvement to 38.6%. This reflects a change in accounting treatment for certain transactions in the indirect channel, which boosted equipment sales and corresponding direct expenses in prior financial years, with no impact on adjusted EBITDA. Excluding this effect, adjusted EBITDA margins were marginally up as our continued focus on cost savings offset inflationary pressures, network site growth and the adverse impact from foreign currency denominated costs.

Other AMAP

Service revenue grew by 11.3%* (Q1: 11.5%*, Q2: 11.2%*), with strong growth in Turkey, Egypt and Ghana.

Service revenue in Turkey was up 17.5%* (Q1: 19.5%*, Q2: 15.7%*), supported by strong growth in consumer contract and Enterprise and an increased contribution from fixed line. While underlying growth remained strong throughout the period, organic service revenue growth was lower in the second quarter, reflecting a tougher prior financial year comparator relating to several data initiatives which drove incremental revenue. Adjusted EBITDA grew 29.9%*, with an adjusted EBITDA margin improvement of 1.7 percentage points to 20.8% driven principally by lower commercial spend.

Egypt grew 12.3%* (Q1: 9.4%*, Q2: 15.1%*), driven by sustained growth in data usage and mobile ARPU expansion. The acceleration in quarterly trends reflects successful market segment campaigns that drove increased usage and a higher active base. Adjusted EBITDA grew 19.5%*, with a 2.4 percentage point adjusted EBITDA margin improvement to 44.7% driven by accelerating service revenue, tight cost control, and a favourable trading foreign exchange movement compared to last year. Following recent negotiations with the regulator, Vodafone Egypt and all other operators have acquired 4G licenses and spectrum.

In New Zealand, service revenue was up 1.5%* (Q1: 1.8%*, Q2: 1.3%), driven by strong fixed line performance and mobile customer growth across both consumer and enterprise. In June we announced our intention to merge with Sky Network Television in New Zealand, thereby creating the country’s leading integrated telecommunications and media group. Sky shareholders have voted in favour of the transaction but completion is still subject to local regulatory approvals.

Associates and joint ventures

Safaricom, Vodafone’s 40% associate, which is the number one mobile operator in Kenya, achieved local currency service revenue growth of 15.4% driven by data and M-Pesa. 32 out of 42 targeted regions now have 4G coverage.

Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued to perform solidly in a competitive environment. VHA continued to grow service revenue (excluding MTRs), driven by growth in our contract customer base and ARPU.

Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 5.0%. Indus owns 121,330 towers as at 30 September 2016, with a tenancy ratio of 2.27.

FINANCIAL RESULTS

Statement of financial position

Assets

Goodwill and other intangible assets

Goodwill and other intangible assets decreased by €6.7 billion to €51.9 billion, primarily as a result of €4.9 billion of impairment charges in respect of the Group’s investment in India and €2.7 billion of depreciation and amortisation, partly offset by €0.9 billion of computer software additions.

Property, plant and equipment

Property, plant and equipment decreased by €2.3 billion to €33.2 billion, principally due to €1.5 billion of impairment charges and €3.5 billion of depreciation charges, partly offset by €2.9 billion of additions driven by continued investment in the Group’s networks.

Other non-current assets

Other non-current assets increased by €0.5 billion to €40.0 billion primarily due to deferred tax recognised following the impairment of the Group’s investment in India, partly offset by a decrease in deferred tax assets arising from the tax treatment of the revaluation of investments in Luxembourg (see note 4 for further details).

Current asset

Current assets decreased by €4.3 billion to €31.3 billion mainly due to a decrease in cash and cash equivalents.

Total equity and liabilities

Total equity

Total equity decreased by €9.6 billion to €75.5 billion, primarily as a result of €2.7 billion of dividends paid to equity shareholders and non-controlling interests and the total comprehensive expense for the period of €7.0 billion.

Non-current liabilities

Non-current liabilities increased by €4.0 billion to €45.7 billion, principally due to a €2.5 billion increase in long-term borrowings, a €0.8 billion increase in post employment benefit liabilities and a €0.7 billion increase in trade and other payables.

Current liabilities

Current liabilities decreased by €7.2 billion to €35.1 billion, mainly due to a €4.4 billion decrease in short-term borrowings and a €2.5 billion decrease in trade and other payables.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2016.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m

Adjusted EBITDA	7,906	8,039
Working capital	(2,939)	(2,485)
Capital additions[1]	(3,973)	(5,149)
Disposal of property, plant and equipment	10	44
Other	53	78
Operating free cash flow[2]	1,057	527
Taxation	(534)	(597)
Dividends received from associates and investments	129	—
Dividends paid to non-controlling shareholders in subsidiaries	(274)	(182)
Interest received and paid	(363)	(504)
Free cash flow	15	(756)
Licence and spectrum payments	(166)	(2,913)
Acquisitions and disposals	(41)	(87)
Equity dividends paid	(2,449)	(2,901)
Foreign exchange	(333)	1,383
Other[3]	(797)	(3,057)
Net debt increase	(3,771)	(8,331)
Opening net debt	(36,897)	(30,812)
Closing net debt	(40,668)	(39,143)

Notes:

1.        Capital additions includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the period.

2.        Operating free cash flow for the period ended 30 September 2016 excludes €142 million (2015: €97 million) of restructuring costs.

3.        Other cash flows for the year ended 30 September 2016 include €nil (2015: €2,797 million of debt recognised in respect of spectrum in India and Germany) and €142 million (2015: €97 million) of restructuring costs.

Operating free cash flow increased €0.5 billion as lower adjusted EBITDA, seasonal working capital movements and outflows relating to the final payments for Project Spring were offset by lower capital additions, which decreased by €1.2 billion to €4.0 billion following the completion of the Project Spring investment programme last financial year.

Free cash flow was €15 million, an increase of €0.8 billion from the prior period, driven by higher operating free cash flow and the resumption of dividends from Indus Towers.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Germany of €0.1 billion (2015: €1.9 billion in Germany, €0.9 billion in India). In addition, net debt includes liabilities of €5.5 billion (2015: €5.1 billion) relating to acquisitions or renewals of spectrum in India and €1.9 billion (2015: €1.8 billion) of liabilities relating to minority holdings in KDG.

A foreign exchange loss of €0.3 billion was recognised on net debt largely due to losses arising from movements in Sterling against the euro.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

		Restated
	30 September	31 March
	2016	2016
	€m	€m
Cash and cash equivalents[1]	8,605	12,940

Short-term borrowings
Bonds	(2,956)	(2,571)
Commercial paper[2]	(5,712)	(9,353)
Put options over non-controlling interests	(1,865)	(1,809)
Bank loans	(2,369)	(2,851)
Other short-term borrowings[3]	(3,007)	(3,676)
	(15,909)	(20,260)

Long-term borrowings
Put options over non-controlling interests	—	(6)
Bonds, loans and other long-term borrowings	(39,573)	(37,083)
	(39,573)	(37,089)

Other financial instruments[4]	6,209	7,512
Net debt	(40,668)	(36,897)

Notes:

1.        Includes cash and cash equivalents of €21 million (31 March 2016: €18 million) in respect of assets held for sale.

2.        At 30 September 2016 US$1,203 million (31 March 2016: US$471 million) was drawn under the US commercial paper programme and €4,630 million and US$13 million (31 March 2016: €8,907 million and US$38 million) was drawn under the euro commercial paper programme.

3.        At 30 September 2016 the amount includes €2,858 million (31 March 2016: €3,588 million) in relation to cash received under collateral support agreements.

4.        Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2016: €5,268 million; 31 March 2016 €5,444 million) and trade and other payables (30 September 2016: €2,644 million; 31 March 2016: €1,981 million) and short-term investments primarily in index linked government bonds, collateral passed and managed investment funds included as a component of other investments (30 September 2016: €3,585 million; 31 March 2016: €4,049 million).

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2016
	Maturity	€m

US$4.1 billion committed revolving credit facility[1,2]	February 2021	3,643
€ 4.0 billion committed revolving credit facility[1,2]	March 2021	4,010
Other committed credit facilities	Various	1,043
Undrawn committed facilities		8,696

Notes:

1. Both facilities support US and euro commercial paper programmes of up to US$15 billion and £8 billion, respectively.

2. US$155 million and €150 million of the US$ and € facilities mature in February 2020 and March 2020 respectively.

Post employment benefits

During the six months ended 30 September 2016, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes increased to €1.3 billion compared to €0.3 billion at 31 March 2016 primarily due to returns on plan assets of €0.9 billion during the period being offset by actuarial losses arising from changes in financial assumptions of €1.9 billion principally due to a decrease in the discount rates used for defined benefit schemes in the UK and Eurozone.

Dividends

For the six months ended 30 September 2016 and beyond, dividends are declared in euros and will be paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend. In May 2016, the Board determined that future dividend growth would be calculated from the level of 14.48 eurocents per share for the year ended 31 March 2016 (six months ended 30 September 2015: 4.65 eurocents per share), which is equivalent to the total dividend payout of 11.45 pence for the year ended 31 March 2016 (six months ended 30 September 2015: 3.68 pence) at the 31 March 2016 foreign exchange conversion rate of £1:€1.2647.

The directors have announced an interim dividend per share of 4.74 eurocents, representing a 1.9% increase over the prior financial year’s interim dividend based on the 31 March 2016 foreign exchange conversion rate of £1:€1.2647. The ex-dividend date for the interim dividend is 24 November 2016 for ordinary shareholders, the record date is 25 November 2016 and the dividend is payable on 3 February 2017. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments at the global and supranational level and in selected countries in which we had significant interests during the six months ended 30 September 2016 and should be read in conjunction with the information contained under “Regulation” on pages 183 to 189 of the Group’s annual report on Form 20-F for the year ended 31 March 2016. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The Telecoms Single Market (‘TSM’) package that was agreed in 2015 requires European operators to implement ‘Roam Like at Home’ in Europe by June 2017. This date is subject to the European Commission (the ‘Commission’), in conjunction with the European Parliament and Member States, having completed the review of the wholesale market for European Roaming, as well as the rules for the Fair Use Policy and Sustainability Exemption that were included in the TSM package to ensure ‘Roam Like at Home’ can be implemented without distorting national markets. The review of the wholesale market as well as the rules for the fair use policy and sustainability exemption have proven contentious given the complexities associated with trying to eliminate roaming surcharges across numerous markets that have fundamentally different cost bases. We continue to work with the European institutions to ensure the optimal implementation of ‘Roam Like at Home’.

In August 2016 the Body of European Regulators for Electronic Communications (‘BEREC’) issued its final Guidelines on the implementation of the net neutrality regulation.

In September 2016 the Commission published a set of initiatives and legislative proposals on connectivity. These include the European Electronic Communications Code (‘Communications Code’), which sets EU-wide common rules and objectives for the regulation of providers of networks and communications services, common broadband targets for 2025, a 5G action plan (that foresees a common EU calendar for identification and allocation of spectrum and a coordinated 5G commercial launch in 2020) and a support scheme for public authorities who want to offer free Wi-Fi access to their citizens. The Communications Code covers the following five areas: access regulation, spectrum, rules for communications services, universal service, and the institutional set-up and governance. There is a clear focus on incentivising the investment required to meet the proposed broadband targets and ensure sustainable competition, the further harmonisation of spectrum regulation and the creation of a fair and level playing field for competing services.

The Commission has also published a number of proposals and reports on e-commerce, content and media. These include the review of the Audio Visual Media Services Directive and proposals on digital content, tangible content and unjustified geo-blocking. In September 2016 the Commission issued new proposals on copyright and the Satellite and Cable Directive, together with a Preliminary Report on the E-commerce Sector Inquiry which is also likely to lead to change in a variety of areas in and beyond competition that impact e-commerce across the European Single Market.

Europe region

Germany

In July 2016 the Commission accepted the National Regulatory Authority’s (‘BNetzA’) newly notified proposal to allow Deutsche Telekom the exclusive deployment of vectoring within close proximity of the main distribution frames. However, the Commission requested in its comments to BNetzA that the layer 2 bitstream product — serving as the main replacement for the loss of Unbundled Local Loop (‘ULL’) in the future — should be significantly improved in order to be a suitably functional and commercial substitute. On 1 September 2016 the BNetzA vectoring regulation came into effect and in November 2016 BNetzA notified the Commission of its proposed decision on the final layer 2 bitstream product. The Commission is expected to publish its response by the end of November but it has no right of veto over the BNetzA proposal. BNetzA has also proposed to mandate an additional Virtual Unbundled Local Access (‘VULA’) product at street cabinets that will be under the obligations of a reference offer.

Italy

For further information on litigation in Italy, see note 12 “Commitments and contingent liabilities” to the condensed financial statements.

REGULATION

United Kingdom

Further to the Commission’s competition authority (‘DGCOMP’) decision in May 2016 to prohibit the proposed Hutchison 3G acquisition of Telefonica UK (‘O2’), Hutchinson 3G has announced that it will appeal to the EU’s General Court in Luxembourg.

Further to the release of its initial conclusions on its Strategic Review of Digital Communications in February 2016, the national regulatory authority (‘Ofcom’) carried out a further consultation that concluded on 4 October 2016. Ofcom is expected to make a statement based on this consultation before the end of 2016.

Spain

In July 2016 the National Markets and Competition Commission’s (‘CNMC’) launched a public consultation to liberalise the market for mobile virtual network operators (Market 15). The draft measure will be submitted to the Commission and final approval by CNMC is expected by the end of 2016.

In August 2016 CNMC launched a public consultation on its proposal that will require Telefonica to offer VULA products where there is insufficient network-based competition. The consultation concluded in October and the next step is for CNMC to submit their draft measure to the Commission for review.

In September 2016 CNMC approved Masmovil’s proposed acquisition of Yoigo.

Netherlands

In August 2016 the Commission cleared Vodafone Netherlands and Liberty Global’s proposed joint venture as detailed in note 13 “Other matters” to the condensed financial statements. Clearance is subject to the divestment of Vodafone’s fixed consumer business in the Netherlands, Vodafone Thuis. Completion of the joint venture is expected at the end of 2016.

In September 2016 the European Court of Justice (‘ECJ’) issued its ruling on the legal status of the recommendation to use pure bottom up long run incremental cost (‘BULRIC’). The ECJ confirmed that a national court is allowed to deviate from the European MTR/FTR recommendation prescribing pure BULRIC as a cost methodology. The Court of Appeal is expected to issue its final ruling based on the ECJ decision by January 2017.

In October 2016 the Dutch Senate passed a revised Net Neutrality Law as part of an amendment to the country’s Telecommunication Act. Vodafone Netherlands, along with other mobile operators and ISPs, has raised concerns that the new law is in conflict with the EU Open Internet Regulation that came into force in April 2016,

Portugal

In May 2016 Vodafone Portugal continued its challenge to payment notices totalling €9.6 million issued by the national regulatory authority (‘ANACOM’) regarding the extraordinary compensation of Universal Service Net Costs for 2010-2011.

In June 2016 ANACOM notified the Commission, BEREC and the national regulatory authorities of the other Member States of the European Union, of its approved draft final decision on the analysis of the wholesale access 3a and 3b markets. In August 2016 the Commission expressed serious doubts regarding the decision, specifically with the proposed exclusion of access to Portugal Telecom’s Serviços de Comunicações e Multimédia (‘MEO’) fibre network in non-competitive areas. The Commission also issued an opinion that declared that ANACOM had not provided a sufficiently convincing argument for not including a fibre access obligation on market 3a and (secondarily) on market 3b in the non-competitive areas.

In September 2016 ANACOM approved the final decision on market 4 that identified the wholesale markets where MEO has significant market power and requires ex-ante regulation in accordance with the principles of competition law. Wholesale markets for high-quality access in competitive areas will no longer require ex-ante regulation and the existing obligations will be withdrawn after a transition period of 12 months.

Greece

In July 2016 Vodafone Greece submitted its comments to the national regulatory authority (‘EETT’) on the updated vectoring proposals. The final consultation has now concluded and EETT are due to submit a draft of these measures to the Commission at the end of October 2016 as part of the Market Analysis for Markets 3a and 3b.

In August 2016 the Ministry of Infrastructure, Transport and Networks (‘MITN’) announced its decision in relation to Vodafone Greece’s expired spectrum licences. The 2x15MHz at 1800Mhz licence was extended by 18 months to February 2018 at a cost of €5.8 million. The 2x56MHz at 2.6Ghz licence that had expired in December 2015 requires Vodafone Greece to pay €45,162 on a monthly basis and an additional one-off retrospective payment to cover the period from December 2015 to August 2016.

REGULATION

Czech Republic

In June 2016 the auction of the 1800MHz and 2.6GHz spectrum previously unsold in 2013 was concluded. Vodafone Czech Republic acquired an additional spectrum license of 2x5MHz at 1800MHz, at a cost of €16.4million, expiring in June 2029. The national regulatory authority (‘CTU’) has deferred the proposed auction for the 3.7GHz spectrum to 2017.

In July 2016 CTU published their proposal for a reduction of the MTR (based on an updated Long Run Incremental Cost (‘LRIC’) model from 0.27 CZK per min) to 0.244 CZK per min, that is due to be applied at the beginning of 2017.

In October 2016 DG COMP opened an investigation into a network sharing agreement between O2 CZ/CETIN and T-Mobile CZ. The Commission will examine whether the cooperation restricts competition and thereby harms innovation in breach of EU antitrust rules. Vodafone Czech Republic has welcomed the decision and will support the Commission in its investigation.

Hungary

In June 2016 Vodafone Hungary acquired a 2x30MHz at 3.5GHz spectrum licence for 18 years at a cost of €2.1million, expiring in June 2034.

Albania

In June 2016 Vodafone Albania renewed its 2x8MHz at 900MHz and 2x9MHz at 1800MHz spectrum licences for 15 years at a cost of €10.9 million.

Malta

In March 2016 Vodafone Malta appealed to the Administrative Review Tribunal (‘ART’) against the national regulatory authority’s (‘MCA’) decision on VULA on the grounds that it does not safeguard competition in the market. The next hearing is scheduled for January 2017.

In April 2016 Vodafone Malta appealed to ART against MCA’s decision in March 2016 to deregulate the ‘Wholesale call origination on the public telephone network provided at a fixed location in Malta’ market on the basis that the incumbent still has significant market power.

In October 2016 MCA, based on the responses to the Call for Expression of Interest in the assignment of 800MHz band spectrum, announced its decision to extend the existing licences of Go, Melia and Vodafone Malta. The spectrum available in this band is 6 paired blocks with a capping of 2 X 5Mhz paired blocks per operator and the price is €224,000 per annum per block. MCA has also issued a consultation in regards to potentially making the spectrum in the 1500MHz band available for wireless broadband.

Africa, Middle East and Asia Pacific region

India

In May 2016 the national regulatory authority (‘TRAI’) issued a pre-consultation on net neutrality and a consultation on free data to subscribers for access to internet content through a telecom operator agnostic platform that are yet to be concluded.

In May 2016 the Department of Telecommunications (‘DoT’) issued guidelines for the introduction of virtual network operators (VNOs) in India.

In August 2016 in response to the Indian Supreme Court decision on call drops, TRAI launched a consultation on tightening benchmarks for Network QOS parameters.

In October 2016 Vodafone India acquired a total of 2x82.6MHZ and 1x200MHz of spectrum across the 1800MHz, 2.1GHz and 2.5GHZ bands on 20 year licences at a cost of INR200billion, enabling its 4G services to be expanded to a total of 17 circles.

In October 2016 TRAI recommended to the DoT that a fine of INR10.5billion should be levied against Vodafone India for failing to provide adequate points of interconnection to Reliance Jio (‘RJIL’). Similar fines were also recommended against Bharti Airtel and Idea Cellular. Vodafone India has taken up the matter with the DoT and it has been referred to the Justice Department to evaluate its legal basis.

The next hearing scheduled at the Telecom Disputes Settlement and Appellate Tribunal (‘TDSAT’) relating to the financial demands for the approval of the transfer of Vodafone India telecom licences is on 29 November 2016. The next hearing scheduled at the Delhi High Court in relation to Vodafone India’s challenge to the revised MTR and FTR is On 4 January 2017

In August 2016, the TRAI initiated a fresh review of termination charges and initiated a consultation on Internet Telephony and App to Public Switched Telephone Network and Public Land Mobile Network (‘PSTN/PLMN’) calling.

For further information on litigation in India, see note 12 “Commitments and contingent liabilities” to the condensed financial statements.

REGULATION

Vodacom: South Africa

In February 2016 the Department of Trade and Industry (‘DTI’) published the revised draft ICT Sector Code for consultation. This code follows the May 2015 implementation of the revised generic DTI Codes on Black Economic Empowerment (‘BEE’) which saw a complete overhaul of the targets and requirements of the 2007 Codes. As a result, the recognition of ZAR7.5 billion rule for ownership has been removed but maintains the investing target of 30% that Vodacom must be compliant with in order to be eligible to bid in future Spectrum auctions. The revised Codes are expected to be finalised in November 2016 and will be applicable to the financial period from 1 April 2016 to 31 March 2017.

In July 2016 the National Regulatory Authority (‘ICASA’) gazetted an Invitation to Apply (‘ITA’) for spectrum licences to provide mobile broadband services in the 700MHz, 800MHz and 2600MHz bands. In August 2016 the Minister of Telecommunications and Postal Services (‘MTPS’) launched administrative judicial review proceedings in the High Court against ICASA. In September 2016, the application to have the implementation of the ITA interdicted was granted. ICASA implementation of the ITA spectrum licencing process, is pending the outcome of a review, which seeks to declare the ITA unlawful.

In September 2016 the MTPS published the cabinet-approved National Integrated ICT Policy White Paper (‘White Paper’). The White Paper sets out a framework on how the government wants to provide access to modern communications infrastructure and services to facilitate the entry of new players and the meaningful participation of all citizens, including those in rural areas. Its adoption will require various amendments to existing laws and regulations flowing from the Electronic Communications Act.

Vodacom: Democratic Republic of Congo

Further to a non-compliance letter received from the National Intelligence Agency concerning the registration of customers, Vodacom Congo is implementing a compliance plan and continues to participate in industry association engagement with authorities to secure electronic registration and minimise the risk of sanctions.

In January 2016 the Ministry of Economy issued a penalty against Vodacom Congo of US$31million for non-compliance with the Ministerial Decree which set a 20% profit margin rule for imported goods, industrial products, and services. Vodacom Congo has engaged with the Ministry to discuss the basis of this rule’s application.

In August 2016 the Minister of Communications and Minister of Finance issued a ministerial decree setting the new tax on mobile payments at 3% of annual service revenue.

The Ministry of Finance DGRAD-Tax Administration has proposed a revision to the spectrum fees model which will result in a 69% increase in annual fees. Vodacom Congo and other industry participants have engaged the DGRAD and Minister of Communications to request the nullification of this change on the grounds that such a tax will negatively impact communication costs.

Vodacom: Tanzania

In May 2016 all mobile network operators received SIM registration non-compliance orders from the national regulatory authority (‘TCRA’) following the investigation of new registrations in January 2016 and Vodacom Tanzania was fined US$44,000 by TCRA. Vodacom Tanzania has implemented an action plan to ensure that new registrations are fully compliant and is participating in a TCRA steering committee which is setting an industry wide programme over the next year to set actions for industry to ensure full compliance, including electronic regulation.

In June 2016 the Parliament passed the Finance Act that amends listing requirements. The Act requires licensees to complete within six months of 1 July 2016 an initial public offer that lists a minimum local shareholding of 25% of its authorized share capital (as an on-going obligation during the life of its licence) on the Dar es Salaam Stock Exchange. The new Finance Act also introduces a 10% excise duty on mobile payment transactions that cannot be passed on to customers.

In July 2016 TCRA published an open invitation to apply for 3.5GHz spectrum. Vodacom Tanzania has submitted its application and the evaluation of all applications by TCRA is still pending.

In July 2016 the national competition authority (‘FCC’) approved Vodacom Tanzania’s acquisition of Shared Networks Tanzania which holds 2x5MHz of 900MHz spectrum licences which will be used to support the provision of rural services.

In October 2016 TCRA issued a non-compliance order to Vodacom Tanzania on to repatriate their Network Operating Centre to Tanzania, and imposed a TZS 100m fine (US$ 45,000). Vodacom has paid the fine and is in the process of complying with the order.

REGULATION

Vodacom: Mozambique

In July 2016 a new Communications Act was approved by Parliament. The Act includes existing licence “grandfathering” provisions, a lawful interception process, and introduces a new unified communications licence regime and a new competition law regulatory framework. The national regulatory authority (‘INCM’) is expected to issue new regulations under the Act by February 2017. Vodacom Mozambique is participating in consultations on these new regulations.

INCM has extended the existing MTR (0.86 MZN) until 1 January 2017 and has announced its intention to appoint a consultant to conduct a study to advise on the glide path for the years 2017-2019.

In October 2016, all mobile network operators received a letter from INCM requiring all unregistered subscribers to be blocked by 30 November 2016 and a compliance report to be submitted to INCM by 5 December 2016.

Vodacom: Lesotho

In April 2016 the national regulatory authority (‘LCA’) finalized the approved renewal of Vodacom Lesotho’s service licence (which expired on 31 May 2016) at a cost of ZAR5 million. The new licence became effective from 1 June 2016 and is valid for a period of 20 years, expiring on 31 May 2036.

Australia

In October 2016 the Australian Government announced its decision to make 2x15MHz of 700MHz band spectrum available by auction. This followed a public consultation on Vodafone Australia’s proposal to acquire a national licence for 2x10 MHz of spectrum in the 700 MHz band by direct allocation.

Egypt

In October 2016 Vodafone Egypt acquired a spectrum licence for 2x5MHz at 2.1GHz for 15 years and extended the existing 2G/3G licences to the same 2031 expiry year, at a cost of US$335million, enabling the launch of 4G services. Telecom Egypt was awarded a licence to provide 4G services in addition to 2G and 3G services via “national roaming” in August 2016 and is required to commence services within six months from the date of the licence award.

For further information on litigation in Egypt, see note 12 “Commitments and contingent liabilities” to the condensed financial statements.

New Zealand

The proposed merger of Vodafone New Zealand and Sky Network Television detailed in note 13 “Other matters” to the condensed financial statements has been submitted for approval to both the New Zealand Commerce Commission for clearance under the Commerce Act and the Overseas Investment Office. The approval decisions are expected by the end of 2016.

Safaricom: Kenya

In June 2016 Safaricom secured a full spectrum licence for 2x10MHz at 800MHz at a cost of US$25 million.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2016, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 149 to 152 of the Group’s annual report on Form 20-F for the year ended 31 March 2016.

Telecom Egypt arbitration

Refer to “Commitments, contingent liabilities and legal proceedings” on page 39.

Indian tax case

Refer to “Commitments, contingent liabilities and legal proceedings” on page 39.

VIHBV arbitration proceedings

Refer to “Commitments, contingent liabilities and legal proceedings” on page 39.

Other Indian tax cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 39.

Indian regulatory cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 40.

Patent litigation

Refer to “Commitments, contingent liabilities and legal proceedings” on page 40.

Italy: British Telecom (Italy) v Vodafone Italy

Refer to “Commitments, contingent liabilities and legal proceedings” on page 40.

Italy: FASTWEB v Vodafone Italy

Refer to “Commitments, contingent liabilities and legal proceedings” on page 40.

Netherlands: Consumer credit/handset case

Refer to “Commitments, contingent liabilities and legal proceedings” on page 41.

India

Refer to “Commitments, contingent liabilities and legal proceedings” on page 41.

South Africa: GH Investments (GHI) v Vodacom Congo

Refer to “Commitments, contingent liabilities and legal proceedings” on page 41.

South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’)

Refer to “Commitments, contingent liabilities and legal proceedings” on page 41.

RISK FACTORS

There are a number of key factors and uncertainties that could have a significant effect on the Group’s financial performance, including the following:

1.             Cyber threat

A successful cyber-attack or internal event could result in us not being able to deliver service to our customers and/or failing to protect their data. This could include a terrorist attack, state sponsored hacking, hacktivists or threats from individuals.

2.             Failure to deliver on convergence

We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, TV content and mobile) on their existing infrastructure. If we fail to deliver converged services in key markets, due to inability to access infrastructure or content at a reasonable price, this could potentially lead to higher customer churn and/or significant downward pressure on our prices.

3.             Adverse political measures

We operate under licence in most markets. Increased financial pressures on governments may lead them to target foreign investors for further licence fees or to charge unreasonably high prices to obtain or renew spectrum.

Similarly we could be exposed to additional liabilities if we faced a new challenge from tax or competition authorities or if local or international tax laws were to change, for example as a result of the OECD’s recommendations on base erosion and profit shifting or the proposed EU tax and financial reporting Directives.

4.             EMF related health risks

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities, including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

5.             Major enterprise contracts

We have a number of high-value, ongoing contracts with corporate customers, including some government agencies and departments. Successful and profitable delivery of our major enterprise contracts is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies and businesses of our customers.

6.             Unstable economic conditions

As a multinational business, we operate in many countries and currencies, so changes to global economic conditions and increasing geo-political instability can impact us. This could be because another global crisis would result in reduced spending power for customers or because a relative strengthening or weakening of the major currencies in which we transact could impact our profitability.

It is too early to assess the detailed implications of the Brexit referendum for Vodafone Group. Our operating companies are standalone, local businesses — incorporated and licensed in the jurisdictions in which they operate — and each is able to adapt to a wide range of local conditions. As such, we do not expect that Brexit will have a significant impact on their ability to continue to serve customers in their respective markets. The referendum does not change our commitment to our UK customers, our investment plans for our UK business or have any immediate material impact or change to any of our principal risks, however we have a set up a cross functional working group to monitor the implications of the Brexit negotiations for us.

7.             Market disruption

We face increased competition from a variety of new technology providers, new market entrants and competitor consolidation.

8.             Network/IT infrastructure failure

If our network or IT systems fail, voice, video or data transmissions may be significantly interrupted. We need to ensure that our critical assets are protected and our systems are resilient, so that impact on our customers is minimised, particularly during our major IT transformation projects

9.             Non-compliance with laws and regulation

We must comply with a multitude of local and international laws as well as regulations. These encompass but are not limited to, licence requirements, customer registration, data privacy, anti-money laundering, competition law, anti-bribery and economic sanctions. Non-compliance with these requirements exposes us to financial and reputational risk.

10.      Customer Experience

If we fail to deliver a differentiated and superior experience to our customers in store, online and on the phone, this could diminish our brand and reputation, weakening our relationship with customers and reducing their loyalty to us.

These risk factors and uncertainties have not changed significantly since 31 March 2016, except for the risk factor in relation to unstable economic conditions as detailed above. Further information on risk factors can be found on pages 22 to 28 of the Group’s annual report for the financial year ended 31 March 2016, which is available at http://www.vodafone.com/investor.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
				Restated[1]
		2016		2015
	Note	€m		€m

Revenue	2	27,054		28,151
Cost of sales		(19,925)		(20,686)
Gross profit		7,129		7,465
Selling and distribution expenses		(2,316)		(2,396)
Administrative expenses		(3,155)		(3,663)
Share of result of equity accounted associates and joint ventures		73		(5)
Impairment loss	3	(6,375)		—
Other income and expense		(58)		(286)
Operating (loss)/profit	2	(4,702)		1,115
Non-operating income and expense		—		(2)
Investment income		480		182
Financing costs		(1,165)		(1,146)
(Loss)/profit before taxation		(5,387)		149
Income tax credit/(expense)	4	384		(2,493)
Loss for the financial period		(5,003)		(2,344)

Attributable to:
– Owners of the parent		(5,129)		(2,503)
– Non-controlling interests		126		159
Loss for the financial period		(5,003)		(2,344)

Loss per share
– Basic	5	(18.38	)c	(9.43	)c
– Diluted	5	(18.38	)c	(9.43	)c

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income

	Six months ended 30 September
		Restated[1]
	2016	2015
	€m	€m
Loss for the financial period	(5,003)	(2,344)
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods
Gains on revaluation of available-for-sale investments, net of tax	—	1
Foreign exchange translation differences, net of tax	(1,326)	(1,657)
Foreign exchange losses transferred to the income statement	—	282
Fair value losses transferred to the income statement	4	—
Other, net of tax	229	150
Total items that may be reclassified to profit or loss in subsequent periods	(1,093)	(1,224)
Items that will not be reclassified to profit or loss in subsequent periods
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(869)	210
Total items that will not be reclassified to profit or loss in subsequent periods	(869)	210
Other comprehensive expense	(1,962)	(1,014)
Total comprehensive expense for the financial period	(6,965)	(3,358)

Attributable to:
– Owners of the parent	(7,127)	(3,309)
– Non-controlling interests	162	(49)
	(6,965)	(3,358)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Note:

1.   See Note 1 “Basis of preparation” for further details.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

			Restated[1]
		30 September	31 March
		2016	2016
	Note	€m	€m

Non-current assets
Goodwill		26,736	28,238
Other intangible assets		25,115	30,326
Property, plant and equipment		33,183	35,515
Investments in associates and joint ventures	8	244	479
Other investments		4,705	4,631
Deferred tax assets		29,121	28,306
Post employment benefits		5	224
Trade and other receivables		5,895	5,793
		125,004	133,512
Current assets
Inventory		681	716
Taxation recoverable		1,450	1,402
Trade and other receivables		11,833	11,561
Other investments		4,983	5,337
Cash and cash equivalents		8,584	12,922
Assets held for sale		3,794	3,657
		31,325	35,595
Total assets		156,329	169,107

Equity
Called up share capital		4,796	4,796
Additional paid-in capital		151,749	151,694
Treasury shares		(8,628)	(8,777)
Accumulated losses		(103,398)	(95,683)
Accumulated other comprehensive income		29,297	31,295
Total attributable to owners of the parent		73,816	83,325

Non-controlling interests		1,723	1,817
Put options over non-controlling interests		(4)	(6)
Total non-controlling interests		1,719	1,811

Total equity		75,535	85,136

Non-current liabilities
Long-term borrowings		39,573	37,089
Deferred tax liabilities		534	564
Post employment benefits		1,319	565
Provisions		1,699	1,619
Trade and other payables		2,606	1,899
		45,731	41,736
Current liabilities
Short-term borrowings		15,909	20,260
Taxation liabilities		526	683
Provisions		811	958
Trade and other payables		17,376	19,896
Liabilities held for sale		441	438
		35,063	42,235
Total equity and liabilities		156,329	169,107

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Note:

1.   See Note 1 “Basis of preparation” for further details.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m

1 April 2015 restated[3]	5,246	161,801	(9,747)	(65,789)	91,511	2,198	93,709
Issue or reissue of shares	—	2	127	(114)	15	—	15
Share-based payments	—	78	—	—	78	—	78
Transactions with non-controlling interests in subsidiaries	—	—	—	(42)	(42)	(19)	(61)
Comprehensive expense	—	—	—	(3,309)	(3,309)	(49)	(3,358)
Dividends	—	—	—	(2,852)	(2,852)	(193)	(3,045)
Other[4]	(114)	(3,491)	207	3,404	6	(2)	4
30 September 2015 restated	5,132	158,390	(9,413)	(68,702)	85,407	1,935	87,342

1 April 2016	4,796	151,694	(8,777)	(64,388)	83,325	1,811	85,136
Issue or reissue of shares	—	2	149	(132)	19	—	19
Share-based payments	—	53	—	—	53	—	53
Transactions with non-controlling interests in subsidiaries	—	—	—	(7)	(7)	18	11
Comprehensive (expense)/income	—	—	—	(7,127)	(7,127)	162	(6,965)
Dividends	—	—	—	(2,447)	(2,447)	(272)	(2,719)
30 September 2016	4,796	151,749	(8,628)	(74,101)	73,816	1,719	75,535

Notes:

1.       Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.       Includes accumulated losses and accumulated other comprehensive income.

3.       See Note 1 “Basis of preparation” for further details.

4.       Includes amounts relating to foreign translation differences arising on the retranslation of reserves due to the change in the Group’s presentation currency.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
			Restated[1]
		2016	2015
	Note	€m	€m

Net cash flow from operating activities	9	5,820	5,735

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	7	(18)	(17)
Purchase of interests in associates and joint ventures		(27)	(3)
Purchase of intangible assets		(1,120)	(3,931)
Purchase of property, plant and equipment		(4,495)	(4,939)
Purchase of investments		(1,345)	(132)
Disposal of property, plant and equipment		10	44
Disposal of investments		1,116	2,984
Dividends received from associates and joint ventures		129	—
Interest received		211	167
Net cash flow from investing activities		(5,539)	(5,827)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		19	14
Net movement in short-term borrowings		1,078	(132)
Proceeds from issue of long-term borrowings		4,643	2,525
Repayment of borrowings		(6,747)	(2,242)
Equity dividends paid	6	(2,449)	(2,901)
Dividends paid to non-controlling shareholders in subsidiaries		(274)	(182)
Other transactions with non-controlling interests in subsidiaries		4	(66)
Other movements in loans with associates and joint ventures		32	(24)
Interest paid		(574)	(671)
Net cash flow used in financing activities		(4,268)	(3,679)

Net cash flow		(3,987)	(3,771)
Cash and cash equivalents at beginning of the financial period	11	12,911	9,492
Exchange loss on cash and cash equivalents		(325)	(17)
Cash and cash equivalents at end of the financial period	11	8,599	5,704

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Note:

1.   See Note 1 “Basis of preparation” for further details.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

1                 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2016:

•            were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•            are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2016;

•            apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2016, except for the change in the Group’s presentation currency set out below, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

•            include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•            do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•            were approved by the Board of directors on 15 November 2016.

With effect from 1 April 2016 the functional currency of the Company was changed from pounds sterling to the euro and applied prospectively from the date of change, as this is now the primary currency in which the Company’s financing activities and investments returns are denominated.

Similarly with effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro and applied retrospectively, to better align with the geographic split of the Group’s operations and the Group reclassified €580 million from goodwill to investments in associates and joint ventures in respect of Indus Towers within the consolidated statement of financial position. Prior periods, including the amounts presented for the six months ended 30 September 2015 and year ended 31 March 2016 together with all disclosed non-GAAP financial information, have been restated into euros using closing rates at the relevant balance sheet date for assets, liabilities, share capital, share premium and other capital reserves and the income statement has been restated at the average rate for the comparative period or the spot rate for significant transactions.

The information relating to the year ended 31 March 2016 is an extract from the Group’s published annual report for that year, restated to reflect the change in the Group’s presentation currency as detailed above, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

After reviewing the Group’s budget for the remainder of the financial year, and longer term plans, the directors are satisfied that, at the time of approving the unaudited condensed consolidated financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2016, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2016.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

2                 Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue.

	Segment revenue	Intra-region revenue	Regional revenue	Inter-region revenue	Group revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2016
Germany	5,265	(18)	5,247	(10)	5,237	1,788
Italy	3,006	(17)	2,989	(1)	2,988	1,104
UK	3,575	(11)	3,564	(2)	3,562	674
Spain	2,496	(23)	2,473	—	2,473	692
Other Europe	3,304	(34)	3,270	(2)	3,268	1,040
Europe	17,646	(103)	17,543	(15)	17,528	5,298
India	3,015	(5)	3,010	(9)	3,001	892
Vodacom	2,464	—	2,464	—	2,464	952
Other AMAP	3,422	—	3,422	(8)	3,414	940
AMAP	8,901	(5)	8,896	(17)	8,879	2,784
Other[1]	670	(1)	669	(22)	647	(176)
Group	27,217	(109)	27,108	(54)	27,054	7,906

Six months ended 30 September 2015 restated
Germany	5,308	(16)	5,292	(6)	5,286	1,736
Italy	2,934	(13)	2,921	(1)	2,920	1,001
UK	4,287	(10)	4,277	(1)	4,276	930
Spain	2,489	(15)	2,474	—	2,474	659
Other Europe	3,306	(30)	3,276	(1)	3,275	1,019
Europe	18,324	(84)	18,240	(9)	18,231	5,345
India	3,086	(10)	3,076	(9)	3,067	917
Vodacom	2,877	—	2,877	—	2,877	1,068
Other AMAP	3,231	—	3,231	(12)	3,219	829
AMAP	9,194	(10)	9,184	(21)	9,163	2,814
Other[1]	790	—	790	(33)	757	(120)
Group	28,308	(94)	28,214	(63)	28,151	8,039

Note:

1.       The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.

The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, loss on disposal of fixed assets, impairment loss, restructuring costs, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating (loss)/profit is shown below. For a reconciliation of operating (loss)/profit to loss for the financial period, see the consolidated income statement on page 28.

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m
Adjusted EBITDA	7,906	8,039
Depreciation, amortisation and loss on disposal of fixed assets	(6,211)	(6,477)
Impairment loss	(6,375)	—
Restructuring costs	(37)	(156)
Share of results in associates and joint ventures	73	(5)
Other income and expense	(58)	(286)
Operating (loss)/profit	(4,702)	1,115

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

3                 Impairment review

Impairment testing was performed as at 30 September 2016 and 30 September 2015. The methodology adopted for impairment testing for the six months ended 30 September 2016 was consistent with that disclosed on page 93 and pages 100 to 103 of the Group’s annual report for the year ended 31 March 2016.

During the six months ended 30 September 2016, an impairment charge of €6,375 million (2015: €nil) was recorded in respect of the Group’s investment in India which, together with the recognition of an associated €1,375 million deferred tax asset, led to an overall €5.0 billion reduction in the carrying value of Vodafone India. The impairment charge relates to goodwill, other intangible assets and property, plant and equipment. The impairment charge was driven by lower projected cash flows within the business plans resulting from our reassessment of expected future business performance following the recent change in competitive dynamics. A new entrant has recently launched free trial services for an extended time period and commercial price plans that were at a significant discount to prevailing market pricing, resulting in competitive responses from other operators. This has created a high degree of uncertainty over a range of commercial planning assumptions including future pricing, profitability and market structure. Accordingly there are a wide range of potential outcomes which the group has had to assess to derive its current view of future business performance and cash flows for impairment valuation purposes. To the extent that future commercial outcomes are different to those assumed within our plan, this valuation may need to be revised.

The table below shows key assumptions used in the value in use calculations at 30 September 2016.

	Assumptions used in value in use calculation
	Germany	Italy	Spain	Romania	India
	%	%	%	%	%
Pre-tax risk adjusted discount rate	8.3	10.4	9.7	9.0	13.3
Long-term growth rate	0.5	1.5	1.5	1.0	4.9
Projected adjusted EBITDA[1]	3.1	1.5	8.8	(0.3)	7.8
Projected capital expenditure[2]	14.5-16.2	12.5-17.1	11.2-19.3	11.5-18.9	14.2-22.4

Sensitivity analysis

The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €4.1 billion, €1.3 billion and €0.1 billion respectively.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2016:

	Change required for carrying value to equal the recoverable amount
	Germany	Spain	Romania
	pps	pps	pps

Pre-tax risk adjusted discount rate	1.1	0.9	0.7
Long-term growth rate	(1.2)	(1.0)	(0.8)
Projected adjusted EBITDA[1]	(1.9)	(1.5)	(0.9)
Projected capital expenditure[2]	9.9	6.6	3.6

The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the six months ended 30 September 2016.

	India
	Increase by 2pps	Decrease by 2pps
	€bn	€bn

Pre-tax risk adjusted discount rate	(2.6)	4.3
Long-term growth rate	4.4	(2.4)
Projected adjusted EBITDA[1]	2.2	(2.1)
Projected capital expenditure[2]	(0.5)	0.5

Notes:

1.       Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing. Growth rates are not linear in this five year period, particularly in the case of Vodafone India.

2.       Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

The recoverable amounts for Vodafone UK, Portugal, Ireland, Czech Republic and Qatar are not materially greater than their carrying value.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

4                 Taxation

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m
United Kingdom corporation tax credit/(expense):[1]
Current year	—	—
Adjustments in respect of prior years	4	(8)

Overseas current tax (expense)/credit
Current year	(398)	(505)
Adjustments in respect of prior years	38	(21)
Total current tax expense	(356)	(534)

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(57)	(22)
Overseas deferred tax	797	(1,937)
Total deferred tax credit/(expense)	740	(1,959)
Total income tax credit/(expense)	384	(2,493)

Note:

1.             UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6.8 billion of spectrum payments to the UK government in 2000 and 2013.

Overseas deferred tax charge for the six months ended 30 September 2016 includes an increase in the deferred tax assets in Luxembourg of €319 million (2015: decrease of €2,015 million) resulting from the tax treatment of the revaluation of investments following the completion and approval of the Luxembourg statutory accounts and tax returns. It also includes the write off of €907 million (2015: nil) in relation to losses in Luxembourg expected to be used beyond 60 years due to lower interest rates increasing the length of time over which these losses would be utilised.

The Group expects to use its losses in Luxembourg over a period of between 50 and 60 years and the losses in Germany over a period of between 10 and 15 years; the actual use of these losses, and the period over which they may be used, is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2016.

In February 2016 the Luxembourg government announced its intention to reduce the corporate tax rate (including municipal business tax) to 27.1% for the year ending 31 March 2017 and 26.0% for the year ending 31 March 2018. The impact of the announced decrease in the corporate tax rate would reduce the value of our deferred tax assets by approximately €2.6 billion.

5                 Earnings per share

	Six months ended 30 September
		Restated
	2016	2015
	Million	Million
Weighted average number of shares for basic earnings per share	27,912	26,529
Effect of dilutive potential shares: restricted shares and share options	—	—
Weighted average number of shares for diluted earnings per share	27,912	26,529

	€m	€m
Loss for basic and diluted earnings per share	(5,129)	(2,503)

	Eurocents		Eurocents
Basic loss per share	(18.38	)c	(9.43	)c
Diluted loss per share	(18.38	)c	(9.43	)c

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

6                 Equity dividends

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m

Declared during the financial period:
Final dividend for the year ended 31 March 2016: 7.77 pence per share (2015: 7.62 pence per share)	2,447	2,852

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2017: 4.74 eurocents per share (2016: 3.68 pence per share)	1,262	1,381

7                 Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m
Cash consideration paid:
Acquisitions during the year	9	18
Acquisitions completed in previous years	9	—
	18	18
Net cash acquired	—	(1)
	18	17

During the six month period ended 30 September 2016 the Group completed a number of acquisitions for an aggregate net cash consideration of €9 million. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were €1 million, €18 million and €10 million, respectively.

8                 Investment in associates and joint arrangements

		Restated[1]
	30 September	31 March
	2016	2016
	€m	€m
Investment in joint ventures	(105)	29
Investment in associates	349	450
	244	479

Note:

1.             The Group reclassified €580 million from goodwill to investments in associates and joint ventures relating to Indus Towers within the consolidated statement of financial position. Comparatives have been restated accordingly.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

9      Reconciliation of net cash flow from operating activities

		Six months ended 30 September
			Restated
		2016	2015
	Note	€m	€m
Loss for the financial period		(5,003)	(2,344)
Non-operating income and expense		—	2
Investment income		(480)	(182)
Financing costs		1,165	1,146
Income tax (credit)/expense	4	(384)	2,493
Operating (loss)/profit		(4,702)	1,115
Adjustments for:
Share based payments		53	78
Depreciation and amortisation		6,208	6,457
Loss on disposal of property, plant and equipment		3	20
Share of result of equity accounted associates and joint ventures		(73)	5
Impairment loss		6,375	—
Other income and expense		58	286
Decrease/(increase) in inventory		7	(154)
Increase in trade and other receivables		(562)	(1,020)
Decrease in trade and other payables		(1,013)	(386)
Cash generated by operations		6,354	6,401
Net tax paid		(534)	(666)
Net cash flow from operating activities		5,820	5,735

10   Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes, directors and Executive Committee members. Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
		Restated
	2016	2015
	€m	€m
Sales of goods and services to associates	17	2
Purchase of goods and services from associates	54	62
Sales of goods and services to joint arrangements	2	2
Purchase of goods and services from joint arrangements	417	403
Net interest income receivable from joint arrangements	39	50

		Restated
	30 September	31 March
	2016	2016
	€m	€m
Trade balances owed:
by associates	3	1
to associates	8	4
by joint arrangements	187	232
to joint arrangements	225	71
Other balances owed by joint arrangements	82	108
Other balances owed to joint arrangements	114	106

In the six months ended 30 September 2016 the Group made contributions to defined benefit pension schemes of €27 million (six months ended 30 September 2015: €24 million).

In addition, €2.2 million of dividends were paid to Board members and executive committee members (six months ended 30 September 2015: €2.4 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

11   Fair value of financial instruments

The table below sets out the valuation basis1 of the financial instruments held at fair value by the Group.

	Level 1[2]		Level 2[3]		Total
	30	Restated	30	Restated	30	Restated
	September	31 March	September	31 March	September	31 March
	2016	2016	2016	2016	2016	2016
	€m	€m	€m	€m	€m	€m
Financial assets:
Fair value through the income statement	—	—	2,549	2,466	2,549	2,466
Derivative financial instruments:
Interest rate swaps	—	—	3,184	3,049	3,184	3,049
Cross currency interest rate swaps	—	—	1,903	2,056	1,903	2,056
Options	—	—	120	46	120	46
Foreign exchange contracts	—	—	61	292	61	292
Interest rate futures	—	—	6	5	6	5
	—	—	7,823	7,914	7,823	7,914
Financial investments available for sale:
Listed equity securities[4]	4	4	—	—	4	4
Unlisted equity securities[4]	—	—	85	104	85	104
	4	4	85	104	89	108
	4	4	7,908	8,018	7,912	8,022
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	—	1,492	1,147	1,492	1,147
Cross currency interest rate swaps	—	—	1,061	675	1,061	675
Options	—	—	57	81	57	81
Foreign exchange contracts	—	—	34	75	34	75
	—	—	2,644	1,978	2,644	1,978

Notes:

1.    There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy.

2.    Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

3.    Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

4.    Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices or observable quoted market prices for similar items respectively.

Carrying value and fair value information1

The fair value and carrying value of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below:

	Fair value		Carrying value
		Restated		Restated
	30 September	31 March	30 September	31 March
	2016	2016	2016	2016
	€m	€m	€m	€m
Cash and cash equivalents[2]	8,584	12,922	8,584	12,922
Cash and other investment held in restricted deposits	1,096	1,000	1,096	1,000
Other debt and bonds	5,947	6,389	5,947	6,389
	15,627	20,311	15,627	20,311
Short-term borrowings:
Bonds	(2,961)	(2,575)	(2,956)	(2,571)
Commercial paper	(5,712)	(9,353)	(5,712)	(9,353)
Bank loans and other short-term borrowings[3]	(7,255)	(8,346)	(7,241)	(8,336)
	(15,928)	(20,274)	(15,909)	(20,260)
Long-term borrowings:
Bonds	(31,672)	(27,435)	(31,383)	(27,993)
Bank loans and other long-term borrowings	(8,253)	(9,182)	(8,190)	(9,096)
	(39,925)	(36,617)	(39,573)	(37,089)
	(40,226)	(36,580)	(39,855)	(37,038)

Notes:

1.    The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values.

2.    Cash and cash equivalents are held by the Group on a short term basis with all having a maturity of three months or less. Included in the figure is €190 million of cash restricted due to a legal dispute. The carrying value approximates their fair value.

3.    Includes a liability for payment to holders of equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement of EUR 1,861 million (March 2016: EUR 1,808 million). The carrying value approximates the fair value.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

12          Commitments, contingent liabilities and legal proceedings

There have been no material changes to the Group’s commitments, contingent liabilities or legal proceedings during the period, except as disclosed below.

Telecom Egypt arbitration

In October 2009 Telecom Egypt began an arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015 the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a three to two majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt applied to the Egyptian court to set aside the decision. On 15 March 2016 the Court of Appeal dismissed Telecom Egypt’s application to annul the arbitration award. Telecom Egypt had 60 days to appeal to the Cour de Cassation, which has now expired. Vodafone Egypt has received a certificate confirming that no appeal has been filed.

Indian tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012 contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion. On 17 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Dutch-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules.

VIHBV arbitration proceedings

On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted.

On 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Finance Act 2012.

On 4 February 2016, VIHBV received a reminder of an outstanding tax demand of INR 221 billion. The latest reminder threatens enforcement action if the demand is not satisfied. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Indian Supreme Court.

Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the retrospective legislation, we believe it is probable that we will be able to make a successful claim under the Dutch BIT and/or UK BIT. We did not carry a provision for this litigation or in respect of the retrospective legislation at 30 September 2016, or at previous reporting dates.

Other Indian tax cases

VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding €2.2 billion plus interest, and penalties of up to 300% of the principal.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

Indian regulatory cases

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Indian Supreme Court in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’).

Adjusted Gross Revenue (‘AGR’) dispute before the Indian Supreme Court: VIL and others v Union of India

VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which license fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately Rs. 2,200 Crores (€0.3 billion). The DoT also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Indian Supreme Court, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter. A directions hearing is scheduled for November 2016.

Other cases in the Group

Patent litigation

Germany

The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by IPCom, St Lawrence Communications LLC (a subsidiary of Acacia Research Corporation), and by Intellectual Ventures, all NPEs. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability.

Spain

Vodafone Group has recently been sued in Spain by TOT Power Control (“TOT”), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone as well as an injunction against using the technology in question. A preliminary hearing is scheduled for 24 November 2016.

Italy: British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million, (including interest) to British Telecom (Italy). British Telecom (Italy) has appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy has filed an appeal and the hearing is scheduled for July 2017.

Italy: FASTWEB v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety. FASTWEB appealed the decision and the first appeal hearing took place in September 2015. The final hearing took place in September 2016, and judgment is expected by March 2017.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled ‘all-in’ mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, Vodafone Netherlands, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect.

India

Reliance Jio (‘RJIL’) filed a complaint with the Indian regulator (the ‘TRAI’) requesting additional interconnection points from all major operators in India. In October 2016, the TRAI recommended that the Department of Telecommunications (the ‘DoT’) fine Idea Rs 9.5 billion and each of Airtel and Vodafone Rs 10.5 billion for stifling competition. Vodafone has taken up the matter with the DoT. The DoT has referred the fine proposal to the Justice Department to evaluate the legal basis.

South Africa: GH Investments (GHI) v Vodacom Congo

Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration.

South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’)

In 2008, Mr. Makate instituted legal proceedings to claim compensation for a business idea that led to a product known as ‘Please Call Me’. On 1 July 2014, the South Gauteng High Court, Johannesburg (‘the High Court’) found that Mr. Makate had proven the existence of a contract. However, the High Court ruled that the Company was not bound by that contract because the responsible director of product development and services did not have authority to enter into any such agreement on the Company’s behalf. The High Court also rejected Mr. Makate’s claim on the basis that it had lapsed in terms of the Prescription Act 68 of 1969.

The High Court and Supreme Court of Appeal turned down Mr Makate’s application for leave to appeal on 11 December 2014 and 2 March 2015, respectively. Mr. Makate applied for leave to appeal in the Constitutional Court. On 26 April 2016, after having heard the application on 1 September 2015, the Constitutional Court granted leave to appeal and upheld Mr Makate’s appeal. In doing so, the Constitutional Court ordered that:

(i)             the Company is bound by the agreement concluded between Mr. Makate and the then director of product development and services;

(ii)          the Company is to commence negotiations in good faith with Mr. Makate to determine reasonable compensation; and

(iii)       in the event of the parties failing to agree on the reasonable compensation, the matter must be submitted to Vodacom’s Chief Executive Officer for determination of the amount within a reasonable time.

Negotiations between the Company and Mr. Makate have commenced in accordance with the order of the Constitutional Court.

Guarantees

During the period, Vodafone Group Plc provided a guarantee of approximately €1.2 billion as part of collateral arrangements for certain financial instruments. Vodafone India issued a guarantee of €0.4 billion to support a spectrum bid process.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2016

13          Other matters

Vodafone Netherlands

On 15 February 2016, Vodafone announced that Liberty Global Europe Holding B.V. and Vodafone International Holdings B.V. had reached an agreement to merge their operating businesses in the Netherlands to form a 50:50 joint venture. On 3 August 2016, the European Commission gave conditional clearance to the transaction, subject to a commitment to divest Vodafone Netherlands’ consumer fixed business (“Vodafone Thuis”), prior to closing of the proposed merger of the two companies’ Dutch operations. On 4 November 2016, Vodafone announced that Vodafone Netherlands had agreed to sell Vodafone Thuis to T-Mobile Netherlands Holding B.V. for an undisclosed sum. The transaction is conditional on approval from the Dutch competition authority, the European Commission approving T-Mobile Netherlands Holding B.V. as a suitable purchaser of Vodafone Thuis and consultations with Works Councils. The transaction is expected to close in December 2016.

Vodafone New Zealand

On 9 June 2016, Vodafone announced its intention to merge with Sky Network Television in New Zealand, thereby creating the country’s leading integrated telecommunications and media group. Vodafone will become a 51% shareholder in the combined group, will receive NZ$1.25 billion in cash and will look to realise the benefits of an estimated NZ$850 million NPV from synergies. Sky shareholders have voted in favour of the transaction but completion is still subject to local regulatory approvals.

Vodacom: South Africa

On 2 October 2016, the Minister of Telecommunications and Postal Services published the National Integrated information and communication technology (‘ICT’) Policy White Paper (‘White Paper’), as approved by the cabinet. The White Paper sets out a framework on how the government wants to provide access to modern communications infrastructure and services to facilitate the entry of new players and the meaningful participation of all citizens, including those in rural areas. Its adoption will require various amendments to existing laws and regulations flowing from the Electronic Communications Act.

Vodafone India

On 6 October 2016, Vodafone India acquired spectrum with a 20-year term in all of its key telecom circles in the spectrum auction for a total cost of INR 202.8 billion (€2.74 billion) of which INR 101.4 billion (€1.36 billion) is payable up-front. The spectrum acquired has a 20-year term.

Vodafone Egypt

On 16 October 2016, Vodafone Egypt acquired a spectrum licence for 2x5MHz at 2.1GHz for 15 years and extended the existing 2G/3G licences to the same 2031 expiry year at a cost of US$335million, enabling the launch of 4G services. Telecom Egypt was awarded a licence to provide 4G services in addition to 2G and 3G services via “national roaming” in August 2016 and is required to commence services within six months from the date of the licence award.

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP financial information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of non-GAAP financial information is outlined on pages 190 to 194 of the Group’s annual report for the financial year ended 31 March 2016.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•      It is used for internal performance reporting;

•      It is used in setting director and management remuneration; and

•      It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the section “Financial results” beginning on page 8.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is a non-GAAP sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the unaudited condensed consolidated financial statements.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

•      these measures are used for internal performance reporting;

•      these measures are used in setting director and management remuneration; and

•      they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, respectively, are provided in the section “Financial results” beginning on page 8.

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•      free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

USE OF NON-GAAP FINANCIAL INFORMATION

•      free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•      these measures are used by management for planning, reporting and incentive purposes; and

•      these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below.

		Restated
	2016	2015
	€m	€m
Cash generated by operations (refer to note 9)	6,354	6,401
Capital additions	(3,973)	(5,149)
Working capital movement in respect of capital additions	(1,476)	(808)
Disposal of property, plant and equipment	10	44
Restructuring costs	142	97
Other	—	(58)
Operating free cash flow	1,057	527
Taxation	(534)	(597)
Dividends received from associates and investments	129	—
Dividends paid to non-controlling shareholders in subsidiaries	(274)	(182)
Interest received and paid	(363)	(504)
Free cash flow	15	(756)

Other

A summary of certain other non-GAAP financial information included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 10

Certain of the statements within the section titled “Chief Executive’s statement” on pages 3 to 5 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Guidance” on page 7 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Organic growth and change at constant exchange rates1

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Whilst neither of these measures are intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons.

•      they provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      they are used for internal performance analysis; and

•      they facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. The impact on revenues for the current and prior half year and quarters was not material. Organic service revenue growth rates for the for the quarter ended 30 June 2016 and the quarter and half year ended 30 September 2016 of Vodafone India and the Group have been amended to exclude the impact of this change, which had no effect on earnings or cash flows. In addition, for the quarter and six months ended 30 September 2016, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

Note:

1.             We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for the prior period would also need to be included, reducing the usefulness and transparency of this document.

USE OF NON-GAAP FINANCIAL INFORMATION

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

		Restated		Other activity (including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Six months ended 30 September
Revenue
Germany	5,265	5,308	(0.8)	—	—	(0.8)
Italy	3,006	2,934	2.5	—	—	2.5
UK	3,575	4,287	(16.6)	2.6	11.4	(2.6)
Spain	2,496	2,489	0.3	—	—	0.3
Other Europe	3,304	3,306	(0.1)	—	—	(0.1)
Eliminations	(103)	(84)
Europe	17,543	18,240	(3.8)	0.5	2.8	(0.5)
India	3,015	3,086	(2.3)	2.7	5.4	5.8
Vodacom	2,464	2,877	(14.4)	3.6	14.0	3.2
Other AMAP	3,422	3,231	5.9	—	7.5	13.4

Turkey	1,611	1,447	11.3	—	8.4	19.7
Egypt	796	818	(2.7)	—	15.9	13.2
Other	1,015	966
Eliminations	(5)	(10)
AMAP	8,896	9,184	(3.1)	2.1	8.9	7.9
Other	669	790
Eliminations	(54)	(63)
Total	27,054	28,151	(3.9)	1.0	4.7	1.8

Adjusted EBITDA
Germany	1,788	1,736	3.0	—	—	3.0
Italy	1,104	1,001	10.3	—	—	10.3
UK	674	930	(27.5)	10.5	10.5	(6.5)
Spain	692	659	5.0	—	(0.1)	4.9
Other Europe	1,040	1,019	2.1	—	(0.1)	2.0
Europe	5,298	5,345	(0.9)	1.8	2.2	3.1
India	892	917	(2.7)	—	5.3	2.6
Vodacom	952	1,068	(10.9)	—	14.9	4.0
Other AMAP	940	829	13.4	—	9.6	23.0

Turkey	335	276	21.4	—	8.5	29.9
Egypt	356	346	2.9	—	16.6	19.5
Other	249	207
AMAP	2,784	2,814	(1.1)	—	10.3	9.2
Other	(176)	(120)
Total	7,906	8,039	(1.7)	1.3	4.7	4.3

Percentage point change in adjusted EBITDA margin
Group	29.2%	28.6%	0.6	0.1	—	0.7

UK	18.9%	21.7%	(2.8)	2.0	0.1	(0.7)
Turkey	20.8%	19.1%	1.7
Egypt	44.7%	42.3%	2.4

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Six months ended 30 September
Service revenue
Germany	5,009	4,895	2.3	—	—	2.3

Mobile service revenue	3,055	3,040	0.5	—	—	0.5
Fixed service revenue	1,954	1,855	5.3	—	0.1	5.4
Italy	2,619	2,575	1.7	—	—	1.7

Mobile service revenue	2,191	2,158	1.5	—	—	1.5
Fixed service revenue	428	417	2.6	—	—	2.6
UK	3,401	4,086	(16.8)	2.7	11.4	(2.7)

Mobile service revenue	2,634	3,076	(14.4)	—	11.6	(2.8)
Fixed service revenue	767	1,010	(24.1)	11.1	10.7	(2.3)
Spain	2,273	2,258	0.7	—	—	0.7
Other Europe	3,117	3,080	1.2	—	—	1.2

Netherlands	860	884	(2.7)	—	—	(2.7)
Portugal	458	452	1.3	—	(0.1)	1.2
Other	1,799	1,744
Eliminations	(100)	(81)
Europe	16,319	16,813	(2.9)	0.6	2.9	0.6

Mobile service revenue	12,052	12,482	(3.4)	—	2.9	(0.5)
Fixed service revenue	4,267	4,331	(1.5)	2.5	2.9	3.9

India	3,005	3,074	(2.2)	2.7	5.4	5.9
Vodacom	2,084	2,320	(10.2)	—	14.4	4.2

South Africa	1,563	1,735	(9.9)	—	15.5	5.6
International operations	493	542	(9.0)	—	12.5	3.5
Other	28	43
Other AMAP	2,907	2,797	3.9	—	7.4	11.3

Turkey	1,203	1,100	9.4	—	8.1	17.5
Egypt	766	793	(3.4)	—	15.7	12.3
New Zealand	567	553	2.5	—	(1.0)	1.5
Other	371	351
Eliminations	(5)	(10)
AMAP	7,991	8,181	(2.3)	1.1	8.6	7.4
Other	549	669
Eliminations	(54)	(62)
Total service revenue	24,805	25,601	(3.1)	0.8	4.6	2.3
Other revenue	2,249	2,550
Revenue	27,054	28,151	(3.9)	1.0	4.7	1.8

Other revenue metrics
Group - Enterprise service revenue	6,822	7,002	(2.6)	1.0	4.5	2.9
Group - Enterprise mobile service revenue	4,961	5,137	(3.4)	1.6	4.1	2.3
Group - Enterprise fixed service revenue	1,861	1,865	(0.2)	(0.7)	5.5	4.6
Europe - Enterprise service revenue	5,171	5,437	(4.9)	1.2	3.7	—
Europe - Consumer service revenue	10,311	10,383	(0.7)	(0.7)	2.3	0.9
AMAP - Enterprise service revenue	1,420	1,359	4.5	—	8.6	13.1
AMAP - Consumer service revenue	6,290	6,443	(2.4)	1.3	9.0	7.9
Group - IoT revenues	355	311	14.1	—	3.1	17.2
Vodafone Global Enterprise service revenue	1,591	1,593	(0.1)	(1.2)	5.6	4.3
South Africa - Data revenue	607	594	2.2	—	17.3	19.5
Group - Service revenue excluding the impact of MTR cuts	24,805	25,601	(3.1)	1.0	4.6	2.5
Europe - Service revenue excluding the impact of MTR cuts	16,319	16,813	(2.9)	0.8	2.9	0.8
Spain - Service revenue excluding the impact of handset financing	2,273	2,258	0.7	3.4	—	4.1

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,530	2,454	3.1	—	—	3.1

Mobile service revenue	1,545	1,525	1.3	—	—	1.3
Fixed service revenue	985	929	6.0	—	0.1	6.1
Italy	1,338	1,310	2.1	—	0.1	2.2

Mobile service revenue	1,120	1,103	1.5	—	0.1	1.6
Fixed service revenue	218	207	5.3	—	(0.1)	5.2
UK	1,643	2,107	(22.0)	5.5	14.4	(2.1)

Mobile service revenue	1,281	1,547	(17.2)	—	15.3	(1.9)
Fixed service revenue	362	560	(35.4)	20.6	11.9	(2.9)
Spain	1,145	1,145	—	—	—	—
Other Europe	1,589	1,568	1.3	—	(0.1)	1.2

Netherlands	434	449	(3.3)	—	—	(3.3)
Portugal	237	232	2.2	—	—	2.2
Other	918	887
Eliminations	(55)	(44)
Europe	8,190	8,540	(4.1)	1.3	3.8	1.0

Mobile service revenue	6,065	6,319	(4.0)	0.1	3.7	(0.2)
Fixed service revenue	2,125	2,221	(4.3)	4.9	3.9	4.5

India	1,495	1,505	(0.7)	2.7	3.4	5.4
Vodacom	1,092	1,148	(4.9)	—	9.0	4.1

South Africa	829	855	(3.0)	—	8.6	5.6
International operations	250	274	(8.8)	—	11.4	2.6
Other	13	19
Other AMAP	1,500	1,398	7.3	—	3.9	11.2

Turkey	618	557	11.0	—	4.7	15.7
Egypt	404	400	1.0	—	14.1	15.1
New Zealand	293	262	11.8	—	(10.5)	1.3
Other	185	179
Eliminations	(2)	(5)
AMAP	4,085	4,046	1.0	1.0	5.1	7.1
Other	286	343
Eliminations	(34)	(27)
Total service revenue	12,527	12,902	(2.9)	1.2	4.1	2.4
Other revenue	1,150	1,242
Revenue	13,677	14,144	(3.3)	1.4	4.1	2.2

Revenue
Germany	2,680	2,656	0.9	—	—	0.9
Italy	1,533	1,480	3.6	—	—	3.6
UK	1,733	2,207	(21.5)	5.3	14.5	(1.7)
Spain	1,251	1,254	(0.2)	—	—	(0.2)
Europe	8,828	9,235	(4.4)	1.1	3.7	0.4
India	1,496	1,513	(1.1)	2.6	3.4	4.9
Vodacom	1,289	1,413	(8.8)	3.3	8.6	3.1
AMAP	4,531	4,529	—	1.9	5.3	7.2
Other revenue metrics
Group - Enterprise service revenue	3,413	3,491	(2.2)	1.0	4.5	3.3
Europe - Enterprise service revenue	2,566	2,713	(5.4)	1.2	4.8	0.6
India - Data browsing revenue	319	285	11.9	—	4.0	15.9
India - Voice revenue	988	995	(0.7)	—	3.4	2.7
Spain - Service revenue excluding the impact of handset financing	1,145	1,145	—	3.5	—	3.5
India - Service revenue excluding the impact of MTR cuts and other	1,495	1,505	(0.7)	3.6	3.4	6.3

USE OF NON-GAAP FINANCIAL INFORMATION

		Restated		Other activity (including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,479	2,441	1.6	—	—	1.6

Mobile service revenue	1,510	1,515	(0.3)	—	—	(0.3)
Fixed service revenue	969	926	4.6	—	0.1	4.7
Italy	1,281	1,265	1.3	—	(0.1)	1.2

Mobile service revenue	1,071	1,055	1.5	—	(0.1)	1.4
Fixed service revenue	210	210	—	—	0.1	0.1
UK	1,758	1,979	(11.2)	—	8.0	(3.2)

Mobile service revenue	1,353	1,529	(11.5)	—	7.9	(3.6)
Fixed service revenue	405	450	(10.0)	—	8.2	(1.8)
Spain	1,128	1,113	1.3	—	—	1.3
Other Europe	1,528	1,512	1.1	—	0.1	1.2

Netherlands	426	435	(2.1)	—	(0.1)	(2.2)
Portugal	221	220	0.5	—	(0.3)	0.2
Other	881	857
Eliminations	(45)	(37)
Europe	8,129	8,273	(1.7)	0.1	1.9	0.3

Mobile service revenue	5,987	6,163	(2.9)	—	2.1	(0.8)
Fixed service revenue	2,142	2,110	1.5	—	1.8	3.3

India	1,510	1,569	(3.8)	2.8	7.4	6.4
Vodacom	992	1,172	(15.4)	—	19.8	4.4

South Africa	734	880	(16.6)	—	22.3	5.7
International operations	243	268	(9.3)	—	13.7	4.4
Other	15	24
Other AMAP	1,407	1,399	0.6	—	10.9	11.5

Turkey	585	543	7.7	—	11.8	19.5
Egypt	362	393	(7.9)	—	17.3	9.4
New Zealand	274	291	(5.8)	—	7.6	1.8
Other	186	172
Eliminations	(3)	(5)
AMAP	3,906	4,135	(5.5)	1.1	12.1	7.7
Other	263	326
Eliminations	(20)	(35)
Total service revenue	12,278	12,699	(3.3)	0.4	5.1	2.2
Other revenue	1,099	1,308
Revenue	13,377	14,007	(4.5)	0.7	5.3	1.5

Other revenue metrics
Group - Enterprise service revenue	3,409	3,511	(2.9)	1.0	4.4	2.5
India - Data browsing revenue	311	274	13.5	—	8.8	22.3
India - Voice revenue	1,012	1,067	(5.2)	—	7.4	2.2
Spain - Service revenue excluding the impact of handset financing	1,128	1,113	1.3	3.6	—	4.9
India - Service revenue excluding the impact of MTR cuts and other	1,510	1,569	(3.8)	4.1	7.4	7.7

ADDITIONAL INFORMATION

Regional results for the six months ended 30 September1

	Revenue		Adjusted EBITDA		Capital additions		Operating free cash flow
	2016	2015	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	5,265	5,308	1,788	1,736	880	1,159	445	157
Italy	3,006	2,934	1,104	1,001	307	617	385	172
UK	3,575	4,287	674	930	438	520	(73)	13
Spain	2,496	2,489	692	659	322	458	14	(132)
Other Europe
Netherlands	909	963	316	336	121	149	47	42
Portugal	494	491	172	178	113	151	6	(32)
Greece	432	433	130	115	59	61	24	21
Other	1,476	1,426	422	390	227	259	53	10
Eliminations	(7)	(7)	—	—	—	—	—	—
Other Europe	3,304	3,306	1,040	1,019	520	620	130	41
Eliminations	(103)	(84)	—	—	—	—	—	—
Europe	17,543	18,240	5,298	5,345	2,467	3,374	901	251

AMAP
India	3,015	3,086	892	917	447	506	438	407
Vodacom	2,464	2,877	952	1,068	350	442	478	401
Other AMAP
Turkey	1,611	1,447	335	276	184	191	(438)	(523)
Egypt	796	818	356	346	104	194	223	226
Other	1,016	967	249	208	114	133	99	83
Eliminations	(1)	(1)	—	(1)	—	—	—	—
Other AMAP	3,422	3,231	940	829	402	518	(116)	(214)
Eliminations	(5)	(10)	—	—	—	—	—	—
AMAP	8,896	9,184	2,784	2,814	1,199	1,466	800	594

Other	669	790	(176)	(120)	307	309	(644)	(318)
Eliminations	(54)	(63)	—	—	—	—	—	—
Group	27,054	28,151	7,906	8,039	3,973	5,149	1,057	527

Note:

1.        With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The amounts presented for the half year ended 30 September 2015 have been restated into euros.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 September

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	5,525	5,434	4,054	4,045	1,475	1,336
Mobile out-of-bundle	2,990	3,327	1,210	1,443	1,776	1,882
Mobile incoming	774	816	395	431	380	385
Fixed line	2,582	2,690	2,125	2,221	307	275
Other	656	635	406	400	147	168
Service revenue	12,527	12,902	8,190	8,540	4,085	4,046
Other revenue	1,150	1,242	638	695	446	483
Revenue	13,677	14,144	8,828	9,235	4,531	4,529

	Change
	Group		Europe		AMAP
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(3.3)	2.2	(4.4)	0.4	—	7.2
Service revenue	(2.9)	2.4	(4.1)	1.0	1.0	7.1

Operating Companies
	Germany		Italy		UK
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	1,103	1,074	727	663	816	947
Mobile out-of-bundle	235	256	228	275	301	385
Mobile incoming	71	74	89	89	83	109
Fixed line	985	929	218	207	362	560
Other	136	121	76	76	81	106
Service revenue	2,530	2,454	1,338	1,310	1,643	2,107
Other revenue	150	202	195	170	90	100
Revenue	2,680	2,656	1,533	1,480	1,733	2,207

	Change
	Germany		Italy		UK
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.9	0.9	3.6	3.6	(21.5)	(1.7)
Service revenue	3.1	3.1	2.1	2.2	(22.0)	(2.1)

	Spain		India		Vodacom
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m

Mobile in-bundle	570	546	397	357	383	385
Mobile out-of-bundle	121	154	811	858	565	600
Mobile incoming	37	36	164	161	53	61
Fixed line	354	355	70	68	39	46
Other	63	54	53	61	52	56
Service revenue	1,145	1,145	1,495	1,505	1,092	1,148
Other revenue	106	109	1	8	197	265
Revenue	1,251	1,254	1,496	1,513	1,289	1,413

	Change
	Spain		India		Vodacom
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(0.2)	(0.2)	(1.1)	4.9	(8.8)	3.1
Service revenue	—	—	(0.7)	5.4	(4.9)	4.1

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are non-GAAP performance measures. See “Use of non-GAAP financial information” on page 43 for further details and reconciliations to the respective closest equivalent GAAP measure.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported		Adjustments	Adjusted
Six months ended 30 September 2016	€m		€m	€m

Operating (loss)/profit[1]	(4,702)		6,470	1,768
Amortisation of acquired customer base and brand intangible assets	—		515	515
Non-operating income and expense	—		—	—
Net financing costs	(685)		(328)	(1,013)
(Loss)/profit before taxation	(5,387)		6,657	1,270
Income tax credit/(expense)[2]	384		(661)	(277)
(Loss)/profit for the financial period	(5,003)		5,996	993

Attributable to:
— Owners of the parent	(5,129)		5,988	859
— Non-controlling interests	126		8	134

Basic (loss)/earnings per share	(18.38	)c		3.08	c

Notes:

1.             Adjustment primarily relates to the impairment charge of €6,375 million recorded in respect of the Group’s investment in India.

2.             Adjustments include €588 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns in Luxembourg offset by a reduction in the deferred tax asset as a result of lower interest rates. It also includes an increase in the deferred tax asset of €1,375 million following the impairment charge in respect of the Group’s investment in India.

	Reported		Adjustments	Adjusted
Six months ended 30 September 2015 restated	€m		€m	€m

Operating profit	1,115		442	1,557
Amortisation of acquired customer base and brand intangible assets	—		724	724
Non-operating income and expense	(2)		2	—
Net financing costs	(964)		200	(764)
Profit before taxation	149		1,368	1,517
Income tax expense[1]	(2,493)		2,076	(417)
(Loss)/profit for the financial period	(2,344)		3,444	1,100

Attributable to:
— Owners of the parent	(2,503)		3,431	928
— Non-controlling interests	159		13	172

Basic (loss)/earnings per share	(9.43	)c		3.50c

Note:

1.             Adjustments include €2,015 million arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements and tax returns in Luxembourg.

ADDITIONAL INFORMATION

Mobile customers - quarter ended 30 September 2016

(in thousands)

Country	1 July 2016	Contract net additions/ (disconnections)	Prepay net additions/ (disconnections)	30 September 2016	Contract

Europe
Germany	30,270	20	218	30,508	54.5%
Italy	23,825	(8)	(281)	23,536	19.1%
UK	17,974	92	(56)	18,010	68.2%
Spain	14,346	91	74	14,511	78.7%
	86,415	195	(45)	86,565	51.8%

Other Europe
Netherlands	5,031	(12)	(56)	4,963	77.2%
Ireland	1,967	14	(16)	1,965	51.5%
Portugal	4,788	2	41	4,831	39.3%
Romania	8,488	31	164	8,683	40.8%
Greece	5,790	7	72	5,869	27.2%
Czech Republic	3,467	42	35	3,544	67.2%
Hungary	2,798	38	(4)	2,832	61.3%
Albania	1,855	(2)	249	2,102	3.7%
Malta	308	2	(6)	304	22.0%
	34,492	122	479	35,093	46.0%
Europe	120,907	317	434	121,658	50.1%

AMAP
India	199,383	692	646	200,721	7.7%
Vodacom[1]	70,934	96	2,100	73,130	7.3%
	270,317	788	2,746	273,851	7.6%

Other AMAP
Turkey	22,375	200	6	22,581	46.0%
Egypt	39,043	76	547	39,666	6.7%
New Zealand	2,401	17	(39)	2,379	40.6%
Qatar	1,458	7	(8)	1,457	16.7%
Ghana	8,084	10	54	8,148	2.0%
	73,361	310	560	74,231	19.4%
AMAP	343,678	1,098	3,306	348,082	10.1%

Group	464,585	1,415	3,740	469,740	20.5%

Note:

1.             Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

ADDITIONAL INFORMATION

Fixed broadband customers - quarter ended 30 September 2016

(in thousands)

Country	1 July 2016	Net additions/ (disconnections)	30 September 2016

Europe
Germany	5,933	92	6,025
Italy	2,016	33	2,049
UK	137	30	167
Spain	3,023	40	3,063
	11,109	195	11,304

Other Europe
Netherlands	123	20	143
Ireland	247	10	257
Portugal	466	27	493
Romania	58	3	61
Greece	571	15	586
Czech Republic	14	—	14
Hungary	—	—	—
Albania	—	—	—
Malta	3	1	4
	1,482	76	1,558
Europe	12,591	271	12,862

AMAP
India	—	—	—
Vodacom[1]	2	—	2
	2	—	2

Other AMAP
Turkey	424	41	465
Egypt	231	9	240
New Zealand	424	1	425
Qatar	5	1	6
Ghana	44	4	48
	1,128	56	1,184
AMAP	1,130	56	1,186

Group	13,721	327	14,048

Note:

1.             Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Definition of terms

Term	Definition
Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications).
Customer costs	Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Adjusted EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line and carrier services.
Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments. For the six months ended 30 September 2015 free cash flow also excluded payments in respect of the Group’s historical UK tax settlement.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’) (formerly Machine-to-Machine (‘M2M’))

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle revenue	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Use of non-GAAP financial information” on page 43 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
RGUs/sub	Revenue Generating Units / unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed line services taken by subscribers.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Use of non-GAAP financial information” on page 43 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definitions of other terms please refer to pages 200 to 201 of the Group’s annual report for the financial year ended 31 March 2016.

OTHER INFORMATION

Notes:

1.             Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.             All growth rates reflect a comparison to the six months ended 30 September 2015 unless otherwise stated.

3.             References to “Q1” and “Q2” are to the quarters ended 30 June 2016 and 30 September 2016, respectively, unless otherwise stated. References to “half year”, “first half” or “H1” are to the six months ended 30 September 2016 unless otherwise stated. References to the “year”, “financial year” or “2017 financial year” are to the financial year ending 31 March 2017 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2016 unless otherwise stated.

4.             All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.             Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.             The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.             Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spread sheet available at vodafone.com/investor.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and financial review of the half year on pages 3 to 5 of this report and the guidance for adjusted EBITDA and free cash flow for the 2017 financial year (and the related underlying assumptions) on page 7; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including the rollout of TV in the United Kingdom; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; expectations regarding MTR rates in the jurisdictions in which Vodafone operates; expectations regarding Vodafone India, the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: general economic and political conditions of the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2016. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statements, and accordingly PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance on such information or its achievability.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 18, 2016	By:	/s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary